As filed with the Securities and Exchange Commission on January ___, 2000

                                                      Registration No. _________

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                  MCY.COM, INC.
                 (Name of Small Business Issuer in its charter)

                  Delaware                                 13-4049302
    (State or other jurisdiction of                    (I.R.S. Employer
     incorporation or organization)                    Identification No.)

                     1133 Avenue of the Americas, 28th Floor
                            New York, New York 10036
              (Address of principal executive offices and zip code)

                                 (212) 944-6664
                (Issuer's telephone number, including area code)

Securities to be registered under Section 12(b) of the Act:

       Title of each class                  Name of each exchange on which
       to be so registered                  each class is to be registered
       None                                 None

Securities to be registered under Section 12(g) of the Act:

                    Common Stock, par value $ 0.001 per share

                                (Title of Class)


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                                TABLE OF CONTENTS

Item Number                                                                                      Page Number
-----------                                                                                      -----------

Part I
Item 1.  Description of Business                                                                 3
Item 2.  Management's Discussion and Analysis or Plan of Operations                              23
Item 3.  Description of Property                                                                 24
Item 4.  Security Ownership of Certain Beneficial Owners and Management                          25
Item 5.  Directors and Executive Officers, Promoters and Control Persons                         27
Item 6.  Executive Compensation                                                                  29
Item 7.  Certain Relationships and Related Transactions                                          32
Item 8.  Description of Securities                                                               34

Part II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity
         and Other Shareholder Matters                                                           36
Item 2.  Legal Proceedings                                                                       37
Item 3.  Changes in and Disagreements with Accountants                                           37
Item 4.  Recent Sales of Unregistered Securities                                                 38
Item 5.  Indemnification of Directors and Officers                                               42

Part F/S Financial Statements                                                                    43

Part III

Item 1.  Index                                                                                   44
Item 2.  Description of Exhibits                                                                 45


Signatures                                                                                       46

Exhibits                                                                                         47

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

         Certain statements contained under "Description of Business", "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and elsewhere in this Registration Statement on Form 10-SB regarding matters that are not historical facts are "forward-looking statements", as such term is defined in the Private Securities Litigation Reform Act of 1995 (promulgated under the Securities Act of 1933, as amended) and are subject to the safe-harbor created by that act. Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed in or implied by such forward-looking statements. There are several important factors that could cause actual results to differ materially from those anticipated by the forward-looking statements contained in such discussions. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this Registration Statement on Form 10-SB or to reflect the occurrence of unanticipated events.

PART 1
ITEM 1.           DESCRIPTION OF BUSINESS
         MCY.com, Inc. owns and operates an Internet website located at http://www.mcy.com. Our website provides an interactive environment and virtual music store where music buyers can: (i) view live concert events and purchase various music products and services including digital music downloads, compact discs or CDs and pay-per-view live events; (ii) obtain information on various artists, musical genres, new music releases, concert events, articles, reviews; and (iii) view videotaped and real-time artist interviews and concerts. We plan to develop a network of international regional operations called "MCY Music Cities" that will provide services to regional music buyers in the United States, Europe, Japan and Latin America in areas such as selection and local language interface.

HISTORY

         The concept behind our business was developed by Mr. Bernhard Fritsch, our chief executive officer, who has been involved in the production and marketing of multi-media and electronic music entertainment products since 1979. In 1991, Mr. Fritsch formed Fritsch & Friends Audio Produktions GmbH (now Fritsch & Friends Mediagroup GmbH or "Fritsch & Friends") for high-end audio post-production and multimedia content production, sales and distribution. Starting in 1995, Fritsch & Friends entered into the nascent field of Internet digital music distribution. In 1998, Fritsch & Friends was sold to Datatek Services Limited or Datatek in 1998 in exchange for a 50% interest in Datatek. In January 1999, Mr. Fritsch formed MCY Music World, Inc. On July 2, 1999, we acquired the stock and certain assets of the subsidiaries of Datatek including MCY America, Inc. and Fritsch & Friends as well as the technology, music rights, trademarks, names, logos and related business assets and rights that were owned by Datatek. In August 1999, we completed a merger and reorganization with Health Builders International, Inc. As a result of the merger, MCY Music World became a wholly-owned subsidiary of Health Builders and Health Builders changed its name to MCY.com, Inc.

         Our principal executive offices are located at 1133 Avenue of the Americas, 28th Floor, New York, New York 10036, and our telephone number is
(212) 944-6664. We also have the following 7 wholly-owned subsidiaries: (i) MCY Music World, Inc., a Delaware corporation, which acts as our operating company;
(ii) MCY America, Inc., a New York corporation; (iii) MCY Events Inc., a Delaware corporation; (iv) MCY Latin, Inc., a Delaware corporation; (v) Fritsch & Friends Mediagroup GmbH, a German corporation; (vi) MCY Europe GmbH i.Gr., a German corporation; and (vii) MCY West, Inc., a California corporation.

PRODUCTS

         Our website was launched in June 1999 and features a selection of digitally downloadable audio files from our music library. Our music library holds a broad range of independent record labels and recording artists. We intend to offer consumers the following core music products, all of which would be accessible through the website listed below.

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          o    Digital  music  downloads  which can be selected from our digital warehouse, in 16-bit stereo quality.
          o    Pre-recorded CDs which will be delivered by mail order.
          o    Pay-Per-View live events.
          o Mail order music-related merchandise (T-shirts, videos, books, etc.).
          o Promotional features, such as web broadcasting of live events, videotaped interviews, articles and music reviews.

         The Moving Pictures Experts Group has developed a popular non-proprietary format called the MPEG-1 Audio Layer 3 or "MP3" that allows music files to be compressed to approximately 1/12th of their original size with no audible loss of quality. These compressed MP3 files can be downloaded very quickly (an entire CD, converted to MP3 format, can be downloaded over a cable modem in approximately 20 minutes). We intend to distribute our audio files using a proprietary enhanced and encrypted version of the MP3 format called "NETrax." NETrax is expected to offer several compelling advantages compared with the currently available MP3 technology, including:

          o    Anti-piracy features to prevent unauthorized duplication.
          o    Excellent  sound  quality  of  downloaded   audio  files  (16-bit
               stereo).
          o Instantaneous sales tracking ability to drive marketing and promotional campaign research.
          o Point of sale royalty tracking to ensure prompt and accurate payment to artists and license holders.

STRATEGY

         We intend to become a global retailer of digitally downloadable music and music-related products and services. Key elements of our business strategy include:

         Focus on Digital Music Distribution. We are focused on digital music distribution. Although we intend to offer mail order distribution, we strongly believe that the future of the music industry lies with digital distribution and we will attempt to "convert" any mail order customers to digital technology by offering premium streaming content, free NETrax downloads and special promotions. Our research and development efforts will be focused on achieving a position as a premier online distributor of digital entertainment media. We expect that our primary source of revenue will come from sales of NETrax downloads, pay-per-view live events and advertising.

         Broaden Retail Content. We will attempt to attract customers by providing a music catalog on the Internet, in both digital download and CD mail order formats. We continually court artists and independent record labels for new distribution rights. Although we do not yet have any rights to distribute content provided by the five major record label companies including Bertelsmann Music Group, Inc., Sony Music Entertainment, Inc., EMI and its subsidiaries Polygram Records, Inc. and Warner Music Group, Inc. other than a publishing agreement signed between MCY Europe Gmbh and EMI Publishing Germany Gmbh, a primary focus of our technological development is to satisfy the security concerns of major record labels so that we will be able to obtain the rights to their content for digital distribution. We believe that we can reduce our dependence upon major record label content by consummating distribution arrangements directly with artists. However, because most internationally-recognized artists typically sign multi-year exclusive recording contracts with record labels that may prevent them from posting music on our website without the recording company's permission, our access to such artists and our ability to distribute or place their music on our website is limited.

         Expand Entertainment Content. Our goal is not to be simply a retail site, but to become a music and digital entertainment destination and content owner and creator. In order to achieve this goal, we intend to seek out non-retail content such as web broadcasts, videotaped interviews, articles and music reviews. These items, if made available, will become a part of our library of digital entertainment content, some of which will only be available through us. By expanding the type of content we offer, we intend to differentiate ourselves from our competition.

         Establish a Brand Name. We intend to promote our brand and attract new customers by attempting to add major music stars to our digital catalog and utilizing their name recognition to strengthen our own brand. In addition, we plan to initiate a marketing and promotional campaign through online and conventional marketing channels.

         Engage in Customer Profiling. By storing important information about customer music purchasing preferences, we will attempt to tailor product offerings and promotional activities to customers' specific needs on a "one to one" basis. We believe that our customer database will represent valuable data for advertisers and our music industry partners.

         Provide Superior Customer Service. We intend to provide streamlined and efficient shopping processes, advanced features, instant delivery of digital products, rapid turnaround and delivery of mail order products and fast and friendly responses to customer inquiries. In key areas such as fulfillment and order tracking of mail order purchases, we will attempt to outsource these activities to organizations with expertise in these functions.

         Maintain Technological Leadership. We currently possess technology which we believe is superior to the technology of our competitors, especially in the field of digital music distribution. We intend to maintain this competitive advantage by continuing to emphasize further research and development.

          Actively Pursue Globalization. Through MCY Music Cities, we aim to provide an interface which is sensitive to local language, tastes and interests. It is important to note that many major markets are oriented towards domestic content that most online providers do not offer. Accordingly, we will attempt to develop a global network which actively maintains local sites and seeks local content to exploit the growth of global online markets.

MARKETING

         Our marketing campaign is being implemented initially in the United States and will be expanded, as appropriate, to local markets worldwide. Our marketing program is designed to accomplish several goals, with the primary focus of establishing MCY.com, Inc. as a global retailer in the digital distribution of music. Through our marketing program, we intend to increase consumer familiarity with the concept of quality digital music downloaded from the Internet and to educate the music industry on the benefits we offer, our features and the advantages of digital distribution. In addition, we intend to generate consumer traffic to our website as a result of our marketing and advertising efforts.

Target Audiences

         We have identified the following groups as the target audiences for our marketing activities:

          o Consumers, Internet music buyers from the following groups (in order of priority):
                  -        Baby Boomers (ages 34-52)
                  -        College students (ages 18-25)
                  -        Baby Busters (ages 25-33)
                  -        Teens (ages 12-17)
          o Current and potential business partners from the music and online industries
          o    The business and investment community
          o Influentials, including traditional and online media, trade associations, industry analysts, artists and employees

Marketing Plan

         We intend to utilize both traditional and alternative conduits in an effort to reach our target audiences. In the upcoming months, we plan the following actions:

         Entertainment Promotions. Sponsorships and event promotions are a major vehicle through which we plan to reach our target audiences. Such activities have the benefit of allowing effective targeting of audiences and access to exclusive content. We intend to regularly broadcast an event or concert from our website. We kicked off these efforts with the sponsorship of the Michael Jackson & Friends concert in Munich in June 1999. In November 1999, we webcast the live performance of Luciano Pavarotti on our site, and in December 1999, we webcast the Paul McCartney concert live from Liverpool, England. We are currently under contract as a sponsor and to webcast the Backstreet Boys tour starting February 2000 with the webcast schedule to start in March 2000. Additionally, we have in the past and intend to continue to create our own content pages promoting individual artists, featuring exclusive information, downloads and interviews.

         Artists/Spokespersons. We believe that an extremely cost-effective way to promote our brand is through agreements with well-known artists who would promote our website in exchange for an advance payment and a share of the applicable download revenue. In this manner, we intend to leverage the name recognition that these artists have already achieved.

         Marketing Materials. We have created a range of marketing materials for distribution to members of the press and business communities. Materials include a corporate brochure, fact sheet, and press kit (containing press releases, fact sheets, biographies and photographs). The first version of these materials was prepared for the Cannes MIDEM conference in January 1999. We presently update and revise these materials monthly to reflect our progress in the market and recently produced an expanded update and revision for the Cannes MIDEM conference in January 2000..

         Public Relations. Our public relations strategy is to seek more global exposure to music consumers as well as to the business and financial community. We have received continuing print, online, radio and television coverage in both the United States and Germany including print coverage in Time Magazine, The New York Times, Wall Street Journal and Los Angeles Times, trade publications including Billboard, Variety and Hollywood Reporter, television coverage on CNBC, NBC and ABC as well a radio coverage on CBS Radio News. We have continued to receive regular coverage in the major German print and broadcast news.

         Trade Shows and Special Events. Following our industry launch at MIDEM Cannes in January 1999, we have increased our exposure to the music and online industries by attending trade shows including the AFIM and MIDEM Americas Music Conferences and the New York Music and Internet Expo. For MIDEM in January 2000, we constructed a new modular trade show booth for scalable use in future shows. We have attended several other music industry and Internet trade shows to build excitement including PopKomm, IMX, IFA, CMC, Webnoize, Internet World, Digital Hollywood and MIDEM in 2000. As a result of our participation in these conferences and our media coverage we have been asked to be on panel discussions at Digital Hollywood at the Consumer Electronics Show, CMC, the American Conference Institute and MIDEM. We are also currently under contract to be the sponsor of the Backstreet Boys tour scheduled to begin in February 2000.

         Free Online Advertising/Publicity Channels. In conjunction with our website launch, we engaged a specialist to assist in the designation of keywords and the placement of our website's listings in leading portals and search engines including Yahoo!, AltaVista and Lycos. We also intend to develop a network of reciprocal links to other music-related sites. We intend to participate in banner exchange programs such as Link Exchange in order to gain access to free or low-cost banner placements. We also plan to develop affiliate programs in order to gain consumer traffic based on commission payments to other sites that host our links or banners.

         Strategic Alliances. We have established a relationship with Mediaways, the European service provider for America Online, and hope to use this relationship to generate traffic to our site. On December 31, 1999, we entered into a website linking and co-branded site development agreement with US West Communications Services, Inc. under which we have agreed to develop a MCY/US West co-branded Website to sell digital music downloads on the US West Internet and in-development digital subscriber line sites.

         Advertising. We will identify appropriate media for highly targeted, strategic ad buys and placements designed to drive traffic to our website and to encourage trial purchases. We initially plan to focus on music-related sites such as Vibe, Spin, MTV and Rolling Stone. Our banner advertisements, including the banner advertisement for the Pavarroti webcast in November of 1999, are intended to leverage well-known artists who are featured in our catalog, thus benefiting from the promotional dollars which have already been spent establishing these artists' reputations. Another inexpensive and cost-effective advertising medium that we plan to use is music-related newsgroups, such as alt.music.acid-jazz or rec.music.opera, which provide low-cost access to very targeted audiences. We have also developed and will continue to expand print advertising campaigns. To date, we have placed advertisements in newspaper publications including the New York Times, Wall Street Journal and London Times and entertainment industry magazine publications including Billboard and Variety.

OPERATIONS

         Potential customers can find us on the World Wide Web at the address www.mcy.com or www.mcy.de. Our commercial websites are routed through our main server in Gutersloh, Germany. These two websites are currently identical with the exception of the language. The websites provide details about the full range of our products including all digital music files stored in our digital warehouse. Our websites are periodically redesigned to improve appearance and functionality. Local content and local language interface will be managed by the local MCY Music Cities.

Searching and Selecting

         Our consumers will be able to search, pre-listen, select and purchase items online using our sales platform. Our search engine allows consumers to locate music according to song title, artist and album title. Our website also supports genre-based browsing and we have plans to develop 11 music categories to be further divided into over 100 specific sub-categories. The customer can base his or her selection on a wide variety of available pre-listens, including pre-listens for most digitally downloadable selections. A pre-listen allows a customer to listen to a short segment of an individual song in 8-bit sound quality at no cost. The customer can then make a decision whether to purchase such song.

Ordering and Payment

         Orders are made using a customer shopping cart. Payments can be made using most major credit cards. We utilize Cybercash software to transmit transactions to our merchant bank account. American Express and Bridgeview Bank (Visa, Mastercard) provide us with merchant services for transaction authorization, address verification and transaction processing.

Delivery of Digital Download

         Once a customer has paid for a song for digital download, the customer may obtain that song simply by clicking on its icon in the customers browser. The song is automatically downloaded onto the customer's hard drive. Download time may range from less than 30 seconds (for high-speed connections) to over 10 minutes per song (for 28.8K modems). To listen to digitally downloaded selections, customers must register and download a free NETrax player which is encoded based on each user's profile. Customers who download a song can replay that song only on their own NETrax player, which is fitted with an individual encryption code, making our Internet music sales more secure than traditional retail sales. Songs can be downloaded 24 hours a day.

Delivery of Mail Order

         Mail-order CDs are not currently available on our website but are expected to be available shortly. We do not maintain a physical inventory of CDs. Instead, we will rely on an international distribution and fulfillment expert for our fulfillment and mail order delivery. This should allow us to offer an extensive selection of CDs while avoiding the high costs and capital requirements associated with owning, warehousing and distributing product from inventory. When the customer orders a pre-recorded product for mail order delivery it is expected that the ordered product will generally be shipped within 48 to 72 hours.

Sales Support

         It is intended that for mail order-related inquiries, customer service will be outsourced to a fulfillment partner. Otherwise, customers will be able to contact us by e-mail with questions, comments and suggestions or call a toll-free telephone number. We plan to hire customer service representatives and intend to expand our staff as traffic increases. We also intend to provide online customers with answers to frequently asked questions, such as inquiries about payment, credit card security and digital downloads.

TECHNOLOGY

         We have developed, licensed and integrated systems which enable online retailing and digital delivery in secure and user-friendly formats. With a combination of proprietary solutions and licensed technologies, we have established systems for online content delivery and online transaction processing, and are close to the completion of systems for sales and royalty tracking and electronic data interchange. As of January 18, 2000, Mr. Bernhard

Fritsch filed patent applications based upon previously filed provisional applications for several of the key technological inventions, including our sales and royalty tracking systems, shopping list, and the personalized NETrax player which he has licensed to us. In addition, Mr. Fritsch has licensed certain trademarks to us under a license agreement. The exclusive worldwide license has a term of either the later of twenty (20) years or the expiration of any patents licensed thereunder, and requires that we pay Mr. Fritsch an annual fee of $1,000. Mr. Fritsch may terminate the license if we fail to pay Mr. Fritsch compensation equal to 0.25% of our gross revenue pursuant to the terms of his employment agreement. In December 1999, we also filed several other strategic trademark applications and registered corresponding uniform resource locators ("URLs").

Digitization

         When we obtain the rights for digital distribution of a given recording from a recording company or artist, the record company or artist must give us a copy of the master recording. This recording is immediately sent to our digitization factory in New York to be digitized. Digitization is the process of converting digital or analog music into digital audio files that can be compressed into files which can be downloaded through our website. We use MP3 technology, which we employ under license on a non-exclusive basis from Thomson Consumer Electronic Sales GmbH. The terms of this agreement call for a royalty payment of 1% of our gross revenue from digital downloads with a US$15,000 annual minimum, which is fully creditable against annual sales. In addition to digitization of files, information on each digitized track (artist, title, length, rightsholder information, etc.) is entered into our database.

Encryption.

          To overcome industry fears of online piracy, we use advanced encryption and security protocols to ensure that transactions conducted on our website are secure and music selections cannot be pirated or unlawfully distributed over the Internet. Our download technology is based on an encryption technology called Multimedia Protection Protocol or "MPP". Our subsidiary, Fritsch & Friends, currently has a non-exclusive perpetual license from Fraunhofer Institut fur Integrierte Schaltungen to incorporate Version 1 of its proprietary MMP software into our products, which enables us to offer for download encrypted versions of songs recorded in the MP3 format. We have recently signed a new non-exclusive license from FraunhoferGesellschaft zur Forderung der angewandten Forschung e.V. for use of Version 2 of its MMP software which will enable us to provide more advanced encryption capabilities, such as downloads that can only be played a limited number of times, and allow us to sublicense the technology to our strategic alliance partners.

Digital Warehouse.

         Our digital warehouse is used to store all digital tracks. Our warehouse is run on a SUN E4000 server hosted by the global network of mediaways, a subsidiary of Daimler-Benz Information Systems, Germany, which provides connectivity and communication between our network and global and local internet service providers. This system allows audio files to be distributed effectively worldwide. Our digital warehouse has the capacity to store up to 5,000,000 tracks. Our servers are monitored on a 24-hour basis by technology personnel and are protected by firewalls and other security technologies.

Sales and Royalty Tracking.

         To overcome industry concerns about royalty payments, we are offering proprietary software which, when fully developed, is intended to automatically track royalty disbursements. Our proprietary software network will also offer the music industry a number of exclusive features, including fast, global tracking of sales and activities, which will be continually updated 24 hours a day for instant marketing feedback and analysis.

RESEARCH AND DEVELOPMENT

         Our research and development activities cover various areas, including database programming, website management, player development, digitization, interface design, cybercasting and network management. Our development team has specialists in each of these areas which are continuously updated. We have several development priorities including: (i) the creation of "plug-ins" to allow for compatibility of the NETrax format with hardware players and other software players; (ii) the completion and enhancement of sales and royalty tracking software; (iii) the introduction of personalization software to support "one to one" relationships with customers; (iv) the further development of genre-based features and other proprietary content; and (v) the development of advanced marketing tools.

COMPETITION

Key Success Factors

         Competition among companies in the online music retail and digital delivery business is intense. We compete against a number of technology companies that are offering or plan to offer products, services or technologies for the digital delivery of music over the Internet. We believe that in the near future, the keys to success in the market for retail sales of digital downloads will be categorized into the areas of content and product/technology. Other important factors will include quality of management, marketing strategy and strategic alliances. Based on an analysis of the existing competition, we believe that our main priorities going forward must be the aggressive establishment of our brand and the expansion of our digital music catalog. By achieving these goals, we believe that we should command a strong global market share in digital distribution. We anticipate that digital distribution, and not mail order, will be the major engine of future growth in online music sales.

Digital Distribution

         General. There are currently few established players in the field of retail distribution of digital audio files. We believe that eventually only three to five main competitors will exist and a substantial number of smaller companies focusing on niche markets. Excluding us, the main players are currently MP3.com, Amazon.com, CDNow, Emusic and Liquid Audio. These companies are expected to have significant market share in the U.S.

         Because major record labels have been slow to commit themselves to digital distribution, some companies, such as a2b music, Lucent, Microsoft and Liquid Audio, have focused on the development of a standard audio player for digitally downloaded music. As such, these companies are generally software providers, not music distributors, and we believe that the quality of their products is not as strong as our products with regard to security and the ability to warehouse and deliver a large library of digital downloads. The challenge they represent is that they license their software to major existing or new distributors (such as EMI's reported licensing of Liquid Audio's technology), which will then become our main competitors in the digital distribution market. A second group of potential competitors includes companies such as Emusic.com Inc. (formerly GoodNoise), AudioSoft and Audio Explosion's MJuice, which appear to be trying to build a digital distribution presence mainly by licensing content from small independent labels. A third group of competitors includes the major record labels themselves, which may elect either to operate or launch their own websites for the delivery of digitized music downloads or to partner with online retailers other than MCY.com, Inc. Finally, a major challenge to our success and to the recording industry as a whole is the increasingly popular free, unlicensed distribution of digital downloads for play on the widespread MP3 audio players from companies such as MP3.com, which denies artists and the record industry their share of the revenue.

         Pre-recorded CDs

         The online mail order market is currently dominated by several companies whose major advantage is that they have succeeded in developing brand awareness. The two dominant players in online CD sales are CDNow and online retail giant Amazon.com. We do not expect to gain a substantial share of this market.

INDUSTRY BACKGROUND

Growth of the Internet and Online Commerce

         The Internet has become an increasingly significant global medium for online commerce and communications, allowing millions of people to share and transfer information electronically. Market Tracking International estimates that 94 million people worldwide have access to the Internet, and projects that this number will almost triple over the next five years to approximately 240 million users by the year 2003. The total value of services and products purchased over the Internet is expected to expand even more rapidly over the next five years to the extent that online shopping gains greater acceptance among buyers and sellers. For example, according to International Data Corp., this means an increase from approximately $10 billion in online retail commerce in 1998 to over $50 billion by the year 2002. A recent study by the Boston Consulting Group placed 1998 online retail sales at over $13 billion, suggesting that previous projections may have been significantly underestimated. Based on these figures, it appears that there is significant growth potential for online commerce.

Retail Sales in the Music Industry

         The International Federation of the Phonographic Industry estimates 1998 sales reached $38.7 billion. Industry projections anticipate steady growth in the global market, since sales of music and entertainment products traditionally remain strong even during times of economic downturn. Market Tracking International estimates that revenue from the sale of prerecorded music will reach nearly $50 billion by the year 2002.

Online Sales of Music

         In late 1998, Market Tracking International estimated that online sales of prerecorded music would increase exponentially, reaching $2.7 billion by the year 2003 (1998 online music sales were $134 million). Recent developments suggest that there may be even faster growth, especially considering both the rapid adoption of Internet shopping by customers and the superior momentum which the digital music download medium has gained recently.

         Although Internet music sales are predicted to increase greatly in the United States, Market Tracking International predicts that the U.S. market share of total online music sales will fall from 83% in 1998 to 70% in 2003 and should continue to decline as sales growth in the rest of the world outpaces the U.S. market.

         Online retailers have the potential to build large, global customer bases quickly, and at a considerably lower cost than traditional music retailers. Online music retailers can offer 24 hour shopping, the ability to pre-listen to music samples and the opportunity to download music from a repertoire much wider than that offered through even the largest music stores. Online retailers are also free from the physical constraints of traditional music retailing which requires high-traffic retail locations, considerable inventory and the need to primarily limit inventory to high turnover items.

Digital Distribution of Music

         Industry participants generally expect that digital distribution will play a major role in the future of the music industry, because it provides numerous advantages for both consumers and record companies. Currently, digital distribution is in its infancy and overall revenue is quite low, partially because presently the majority of digital distribution is done both illegally and free of charge (Jupiter Communications estimates less than $1 million in sales occurred in 1998). Nevertheless, many industry participants believe that the rapid development of the digital distribution market will occur due to the numerous advantages of digital distribution for both record companies and consumers (see figure below).

         Despite the numerous advantages of digital distribution, there is still controversy as to how quickly this new medium will be adopted. Factors which may hinder the development of the digital distribution market are primarily related to the reluctance of record labels and customers to embrace the new technology and the slow speed at which music is currently downloaded. See "Risk Factors".



                                        ADVANTAGES OF DIGITAL DISTRIBUTION
--------------------------------------------------------        -----------------------------------------------------
            BENEFITS TO THE RECORD COMPANY                                    BENEFITS TO THE CUSTOMER
--------------------------------------------------------        -----------------------------------------------------
Margins can jump from between $2 to $3 per CD (10-15            Immediate availability of all selections for
songs) to between $0.27 to $0.72 per song                       download -- no need to physically visit the
                                                                retailer or to wait for mail order delivery
Elimination of costs of manufacturing, distribution,
packaging and warehousing                                       Simple, fast, secure online selections and payment

Elimination of inventory obsolescence                           High quality audio (16-bit stereo)

Tracking of up-to-date, precise information on music            Access to pre-listens on 100% of available
sales and trends                                                selections

Ability to pre-test popularity of releases and change           Ability to select individual songs, rather than
pricing policy immediately based on sales trends                full albums

Improved access to information on customer                      Lower prices (made possible by the elimination of
demographics and preferences                                    substantial overhead)

Ability to market out-of-print and less popular items           Large assortment of available songs/albums,
at no cost to the label                                         including formerly out-of-print items

Worldwide market reach -- all titles available in all
markets
--------------------------------------------------------        -----------------------------------------------------

         We plan to entice customers and record companies to adopt the new technology at an accelerated pace through strategic alliances, aggressive promotions, premium content, high-quality digital delivery, high security level and excellent service. We believe that the widespread adoption of digital download technology will occur over the next several years and predict that the total revenue from digital distribution in the year 2003 could be as much as $2 billion out of overall anticipated online music sales of over $4 billion. This belief is based on the fact that digital distribution presents clear advantages to record companies, artists and consumers. In addition, technological solutions to the major obstacles to industry growth are being rapidly developed.

Consumer Market

         Recent research by ICONOCAST indicates that there are already 10 million Internet users who shop for music online. The vast majority of these users are between the ages 25 and 45, with the age group 35 to 44 representing 31% of all purchasers. Previous studies have shown that it was exactly this generation of customers who have reduced their music purchases as a result of their frustration with the music shopping experience in consumer-unfriendly music stores, leading to sluggish market growth. We believe that user-friendly online shopping will encourage a resurgence of music purchases from this generation of customers and that the number of online music buyers will increase dramatically, creating opportunities for both digital and mail order distributors.

         In addition, we believe that digital distribution has great potential to succeed in attracting music customers with several search engines reporting MP3 as the second most popular search term. ICONOCAST surveys show that the primary customer purchasing criteria are (in order of importance) price, selection, information content, ease of use, loyalty programs and speed of delivery. Digital distributors are capable of providing greater benefits to the customer than mail order in almost all of these areas, and especially in the two most important areas of price and selection.

         While we believe that digital distribution has already begun to realize its potential, we also recognize that there are several obstacles to be overcome before digital distribution will be widely accepted by the consumer market. As with the introduction of the compact disc, changes in customer behavior will need to occur to allow digital distribution to succeed on a large scale. One aspect of such behavior is that customers must adapt to the concept of digital downloads, rather than CDs, as a medium for music distribution. The rapidity with which music listeners adopted compact disc technology in the 1980s suggests that music buyers adapt quickly when a superior technology is introduced and made available at reasonable prices. However, there can be no assurance that music listeners will adopt digital downloads as they did compact disc technology.

         A second issue that the industry is starting to address is that technology must allow customers to listen to music obtained through digital downloads where and when they feel like it. Although hardware and software that allows for the reproduction of digital downloads onto CDs, tapes and minidisks currently exists and prices for such technology have been decreasing rapidly, this new technology has not yet been fully adopted by the general public.

Supplier Market -- Content

         The rights to distribution of musical content are the single most important "input" for music distributors, including online distributors such as our company. The supply market is divided among the five major record labels, which, in the aggregate, account for almost 80% of the record industry's revenue, and smaller independent record labels which account for the remainder. The independent labels can be further categorized as large independents, of which there are roughly 50, medium independents, which number in the hundreds, and small independents, of which there are several thousand.

         The major obstacle to the development of the digital distribution market has been the reluctance of major record labels to license their content for use by online distributors permitting digital downloads. Their hesitation is based mainly on fears of Internet music piracy, as well as concerns about having to shut down CD pressing plants, and an unwillingness to create conflict with existing retail channels. In response to the piracy issue, the major record labels have joined with the Recording Industry Association of America, a coalition which is attempting to define standards for the digital distribution of music through the Internet, to promote the Secure Digital Music Initiative ("SDMI"). We are a participant in SDMI and expect to play an active role in the determination of a secure digital distribution format.

         Other important ways to obtain content are through cooperation with independent record labels and directly with artists. A major focus of our content acquisition efforts is on negotiating with individual artists in order to gain digital distribution rights to their content. We currently have contractual relationships with over 80 independent record labels. By building commerce through legitimate digital downloads of content licensed from these sources, we intend to demonstrate to the major record labels the financial advantages of digital distribution and the security of our encryption software.

         A threat to the major record companies is that the use of the Internet will not only lead to a shift in the method of purchase but will also alter the total volume and composition of music actually purchased, facilitating the direct distribution of material from artists to customers and the mass distribution of previously localized independent offerings. Thus, there is great scope for digital music distribution even without the participation of the leading record labels. At the same time, we believe that the growth of digital distribution will force the major labels to participate in this expanding market.

Technology Issues

         On the Internet, a platform which fulfills customer needs such as 24-hour sales, ease of use, and effective search and purchase mechanisms, has become more a competitive necessity than a competitive advantage. The battle within the mail order industry has thus shifted away from technology issues to issues of brand and content. For digital distributors, however, the issue of content raises a crucial technological consideration. Major record labels and artists will not license their music for digital distribution without software that protects their music against unauthorized copying and that allows them to gain quick access to sales and royalty data. We believe that through our advanced encryption and sales-tracking software, we will be able to meet the needs of the major record labels, although there can be no assurance that the major record labels will adopt our technology.

         A second technological issue is download time. Through the Internet, it can take over 10 minutes to download an individual song using a 28.8K modem. The future of digital downloading will thus depend heavily on the spread of 4"broadband" high-speed connections through cable and digital subscriber lines. The spread of broadband has been more rapid than expected. We believe that we are ready to distribute digitally through broadband channels and we expect to benefit from the growth of broadband.

         A third technological issue is the playback of digital downloads. Since customers are not accustomed to using the computer as a vehicle for music playback, they will require equipment that allows them to listen to digital downloads when and where they want. Equipment that makes digitally downloaded music playable through media other than the computer is becoming widely available. It is currently possible to record digitally downloaded music from one's computer onto conventional media such as CDs, cassettes, or minidiscs. In addition, the first walkman-like players of digital downloads have recently been introduced. The current players can store 64MB of audio data (up to 30 songs); however, within 12 months, manufacturers have announced plans to introduce players with up to 2GB of memory, which will allow music fans to carry a full music library (up to 500 songs) with them in a pocket-sized player. Further developments are expected to allow the playing of digital downloads through home and automobile stereos. This field is developing rapidly and we believe that customers will soon be able to enjoy their digital downloads wherever and whenever they want. There can be no assurances, however, as to whether or when such developments will be made available to the public in a format that is widely accepted.

The Economics of the Business

         Gross Margins. Gross margins for digital distribution are expected to be almost double those for online mail order distribution of compact discs. This is because the only unit cost items for digital distribution are mechanical royalties (7-10 cents per song), license fees (40-80 cents per song), credit card fees (6-8 cents per song) and server charges (20-30 cents per song), which generally total between 70 cents and a dollar per song. CDs are more expensive because record companies must also be compensated for manufacturing, packaging, warehousing, distribution and the cost of pressing unsold albums. For online mail orders, customers must also bear the added cost of delivery. Advertising and merchandise sales can further augment margins, but the volume of revenue in these areas will not be as large. The following are gross margin estimates:


TYPE OF SALE                      PRICE               DIRECT COSTS           GROSS PROFIT           GROSS MARGIN
------------                      -----               ------------           ------------           ------------
Compact Disc (1)              $12 - $15/CD              $9 - $13                $2 - $3               15% - 25%

Digital Download              $1 - $2/song           $0.73 - $1.28           $0.27 - $0.72            27% - 36%

Advertising                    $40/CPM (2)                 $6                     $34                    85%

Merchandise (T-shirts,       $10 - $20/unit             $5 - $10               $5 - $10                  50%
videos, etc.)

----------
(1) Does not include postage and handling, which is billed separately.
(2) Cost per thousand impressions.

         Indirect Costs. Brand development requires significant up-front expenditures on sales and marketing activities. For example, leading electronic retailers such as Amazon.com and CDNow spend 25-50% of their revenue on sales and marketing, while smaller Internet companies typically spend an even greater percentage. Since online banner ads cost roughly $30 to $40 per thousand impressions and click-through rates are generally 1% to 2%, advertisers pay $1.50 to $4.00 just to get potential customers to look at their sites. With purchase rates of 2% to 3%, advertisers can pay more than $50 to make a first sale. This investment in new customer acquisition should be recouped in the long term through repeat purchases and word-of-mouth -- in fact, CDNow has reported that over 50% of its revenue is from repeat customers. Nevertheless, it is this single cost item which to date has caused most E-commerce companies to remain unprofitable.

         Research and development is also a significant expense item in this technology-driven industry. Based on a comparison with selected E-commerce companies, this expense item typically amounts to from 5% to 10% of sales, with the relative percentage declining as sales increase.

RISK FACTORS

LIMITED OPERATING HISTORY

         We were organized in January 1999, while Health Builders, our predecessor was organized in 1996. We have no operating history upon which an evaluation of our prospects can be based. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development, particularly companies engaged in new and rapidly evolving markets, such as an Internet-based digital music delivery service. We can give no assurance that we will be able to successfully provide an Internet-based digital music delivery business.

HISTORY OF LOSSES; LACK OF REVENUE

         Our research, development, sales, marketing and general and administrative expenses have resulted in significant losses and are expected to continue to result in significant losses for the foreseeable future. The entities we acquired in the reorganization incurred cumulative net losses of approximately $5,410,000 through December 31, 1998, while we and the acquired entities (on a historical basis) incurred consolidated net loss of $51,774,000 (including non-cash charges of approximately $40,552,000 for share compensation) for the period from January 1 through September 30, 1999. As of September 30, 1999, we had generated only $ 165,000 in revenues from operations. We expect to incur additional operating losses and to experience continued negative cash flow from operations for the foreseeable future. We can give no assurance that we can achieve, sustain or increase revenues or profitability in the future.

UNPROVEN BUSINESS MODEL; ABILITY TO DEVELOP PRODUCTS AND MARKET

         Our business model for generating revenue streams through the distribution of digital music downloads, online sales of CDs, pay-per-view live events and website advertising fees from third parties is unproven. Use of the Internet by consumers as a medium for entertainment and for downloading music is at an early stage of development and their acceptance of related services is highly uncertain. Leading record labels are reluctant to permit the digital distribution of their recordings through the Internet because they fear illegal copying and are unwilling to create conflicts with their existing distribution relationships.

         As a result, our future success will depend significantly upon our ability to successfully:

          o deliver entertaining and compelling music-related content over the Internet;
          o attract a sufficient number of users to our websites to purchase music and related merchandise and to attract advertisers to our websites;
          o develop and maintain volume usage of our digital music distribution services;
          o establish and maintain licensing and distribution relationships with record companies, producer and artists; and
          o create and maintain a market for its digital distribution technology.

         Our business, results of operations and financial condition would be materially adversely affected if:

          o we are unable to develop Internet content that allows us to attract, retain, and expand a loyal user base;

          o Internet-based downloading of musical content is not widely accepted by consumers;
          o the technology for listening to digitally downloaded material is not widely available or available on a timely basis at reasonable prices;
          o the technology we use to prevent illegal copying of music content proves to be ineffective;
          o we are not able to successfully compete with other entities offering services and products similar or superior to our services and products; or
          o we are unable to anticipate, monitor, and successfully respond to rapidly changing consumer tastes and preferences so as to continually attract a sufficient number of users to our websites.

DEPENDENCE ON MAJOR RECORD COMPANIES AS SUPPLIERS OF CONTENT

         The rights to distribution of musical content are the single most important "input" for music distributors. The supply market is divided among the five major record label companies including Bertelsmann Music Group, Inc., Sony Music Entertainment, Inc., EMI and its subsidiaries Polygram Records, Inc. and Warner Music Group, Inc., which in the aggregate account for the majority of the record industry's revenue, and smaller independent record label companies. Other than a publishing agreement signed between MCY Europe Gmbh and EMI Publishing Germang gmbh, we do not have agreements with any of the five major record companies. If we do not succeed in obtaining licenses for digital music distribution from one or more of the major record labels, we will be limited in what content we can offer on our website. Although we will seek other sources of revenue by seeking to establish arrangements with artists directly or by developing our own artists, we can give no assurance that we will be able to enter into arrangements with major record labels or that we can successfully exploit other sources of revenue.

RAPID GROWTH MAY STRAIN OUR RESOURCES

         We expect to grow rapidly in the future. If we are correct in this expectation, such growth will place a significant strain on our managerial, operational and financial resources. To manage any such growth, we will be required to implement and improve our managerial controls and procedures and operational and financial systems. In addition, we will be required to hire, train, integrate, manage and retain our workforce including technical support, advertising, sales and business development staff. Locating and retaining qualified personnel in our business is extremely competitive. We can give no assurances that we have adequately allowed for the costs and risks associated with our proposed expansion or that our systems, procedures or controls will be adequate to support our operations. We can also give no assurances that we will be able to successfully locate, train and integrate personnel into our workforce.

DEPENDENCE ON KEY MANAGEMENT PERSONNEL

         We depend on key management personnel including Mr. Fritsch. Several of our employees, including Mr. Fritsch, have entered into agreements agreeing, among other things, not to compete with us if they leave us. If those employees, including Mr. Fritsch, breach those agreements and become employed by or associated with one of our competitors, such action will likely have a materially adverse effect on our business, results of operations and financial condition.

NEED FOR ADDITIONAL FINANCING; FUTURE DILUTION

         We may need to raise additional funds to do the following:

          o Pay cash advances to record labels and artists to gain distribution rights for top quality content;
          o Invest in aggressive marketing, advertising and promotional campaigns to develop our brands and NETrax brands;
          o Purchase new hardware and software to support our development and the development of our technology;
          o Market and distribute digital-download-related consumer electronics and portable devices;
          o Establish studio/production facilities for creation and editing of proprietary content;
          o    Acquire or partner with other complementary businesses or assets;

          o Develop content acquisition and digital retail outlets in non-U.S. markets to provide cross cultural access for consumers;
          o    Fund working capital and/or other obligations.

         If we raise additional funds by issuing equity or convertible debt securities in the future, such securities may have rights, preferences or privileges senior to those of our existing stockholders and the percentage ownership of our stockholders will be diluted. We can give no assurance that additional financing will be available on favorable terms or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of opportunities, develop or enhance services or products or otherwise respond to competitive pressures would be significantly limited.

DIFFICULTIES ASSOCIATED WITH BRAND DEVELOPMENT

         The importance of brand recognition will increase in the future as the number of websites providing digital music delivery increases. There are many music distributors and other retailers, both online and traditional, which enjoy customer brand recognition and may attempt to compete with us in the digital distribution and mail order markets. Many of these distributors have superior financial strength and resources. We believe that establishing and increasing awareness of our brand and the technology it represents is a critical aspect of our efforts to continue to attract customers and content providers. We will need to invest heavily in brand development in order to establish a market presence. We can give no assurances that our efforts to build brand awareness will be successful or that we will have sufficient financing to pursue brand development successfully.

THE YEAR 2000

         The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This may have resulted in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. Our systems and software (both licensed and proprietary) are relatively new and we have not experienced any Year 2000 issues related to our internal systems. We can give no assurance that the systems of suppliers or other companies on which we rely have been converted in a timely manner and will not have a material adverse effect on our systems. Additionally, we can give no assurance that the third party computer systems necessary to maintain the viability of the Internet or any of the websites that direct consumers to our websites have not experienced or will not experience Year 2000 problems.

SIGNIFICANT COMPETITION

         The market for online promotion and distribution of music and music-related products is competitive. Barriers to entry on the Internet are relatively low and competition is likely to increase significantly in the future. We face competitive pressures from numerous actual and potential competitors, many of which have longer operating histories, greater brand name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. Such competition could result in reduced margins, lower growth or loss of market share, any of which could have a material adverse effect on our business, results of operations and financial condition.

POTENTIAL LIABILITY FOR INFORMATION DISPLAYED ON OUR WEBSITES

         We may be subject to claims for defamation, libel, violation of privacy, copyright or trademark infringement or claims based on other theories relating to the information we publish or gather on our websites. These types of claims have been brought, sometimes successfully, against online services in the past. We could also be subject to claims based upon the content that is accessible from our websites through links to other websites. Our insurance may not adequately protect us against these claims.

SECURITY RISKS

         A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our Internet operations. Consumer concern over Internet security has been, and could continue to be, a barrier to commercial activities requiring consumers to send their credit card information over the Internet. Computer viruses, break-ins, or other security problems could lead to misappropriation of proprietary information and interruptions, delays, or cessation in service to our customers. Moreover, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet merchandising medium. We may be required to expend significant capital resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. We can give no assurance that our Internet operations are completely secure against potential interruptions or that we can alleviate the problems should they occur.

INTELLECTUAL PROPERTY

         We expect to rely on a combination of patent law, copyright law, trademark law, contract law, and other intellectual property protection methods to protect our musical content, license rights, and proprietary technology and information, but we can give no assurance that such laws will provide sufficient protection or that the laws will not be amended or repealed. Our chief executive officer, Mr. Fritsch has applied for the registration of trademarks used by us in the United States and internationally, and has applied for "intent to use" trademark registrations for a number of trademarks, including "MCY," "MCY.com" and "NETrax," in the United States Patent and Trademark Office ("USPTO"). In 1999, we also filed several other "intent to use" trademark applications including for the following: "on click", "music on click" and "entertainment on click". We can give no assurance that the USPTO will grant the requested trademarks.

         We believe that our use of material on our websites is protected under current provisions of copyright law. However, effective trademark, copyright, and other intellectual property protection may not be available in every country in which our musical content and technology are distributed or made available through the Internet. We can give no assurance that our methods of protecting our proprietary rights in the United States or abroad will be adequate. In addition, because patent law relating to the scope of claims in the technology field in which we do business is still evolving, the degree of future protection for our proprietary and licensed rights is uncertain.

         Mr. Fritsch is pursuing patent protection with respect to certain technology that is important to us, including the encryption, shopping cart and royalty tracking technology. Mr. Fritsch has filed patent applications for these technologies in the United States. We can give no assurance that any patents will be issued. Until such time as such patents are issued, if ever, the license will be ineffective to grant any patent rights with respect to this technology. Moreover, Mr. Fritsch is under no obligation to pursue the prosecution of these patent claims. See "Risk Factors - Dependence on Key Management Personnel", "-Dependence on Licensed Technology and Music Rights".

         We can give no assurance that others will not develop technologies that are similar or superior to ours, that third parties will not copy or otherwise obtain and use our content or technologies without authorization and that we will be able to continue to maintain our rights to information, including webcasting of popular sound recordings, downloadable music samples, and artist, entertainment and other information. If we are unable to offer such information, such failure will be likely to have a material adverse effect on our business, results of operations, and financial condition.

         There are no pending lawsuits against us regarding infringement of any existing patents or other intellectual property rights of others. We can give no assurance that patent or intellectual property litigation will not be asserted by third parties in the future. If any such claims are asserted and determined to be valid, we can give no assurance that we will be able to obtain licenses of the intellectual property rights in question on reasonable terms. If we become involved in any patent dispute, other intellectual property dispute, or action to protect proprietary rights, our involvement, regardless of outcome, will likely have a material adverse effect on our business, results of operations, and financial condition. If any litigation is determined against us, such adverse determination may subject us to significant liabilities to third parties, require us to seek licenses from third parties, and prevent us from manufacturing and selling our products. In addition, we can give no assurance that any of the provisional patent applications to which we have exclusive rights will result in issued patents, that we will develop additional proprietary technologies that are patentable, that any patents licensed or issued to us or our strategic partners will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties, or that patents of others will not have an adverse effect on our ability to do business. Furthermore, we can give no assurance that others will not independently develop similar, alternative or superior technologies, or design around the patented technologies developed by us. Any of these situations may have a material adverse effect on our business, results of operations, and financial condition.

POTENTIAL FOR ERRORS IN PRODUCTS AND SERVICES

         We offer and expect to offer complex products and services which may contain undetected errors when first introduced or when new versions are released. If we market products and services that have errors or that do not function properly, we may experience negative publicity, loss of or delay in market acceptance or claims against us by customers, any of which may have a material adverse effect on our business, results of operation, and financial condition.

DEPENDENCE ON THE INTERNET; UNCERTAIN ACCEPTANCE OF THE INTERNET AS A MEDIUM FOR COMMERCE

         Use of the Internet by consumers is at an early stage of development, and market acceptance of the Internet as a medium for commerce is subject to a high level of uncertainty. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as reliable network backbones, or complementary services, such as high-speed modems and security procedures for financial transactions or delays in the development and adoption of new standards and protocols (for example, the next generation Internet protocol) to handle increased levels of Internet activity or due to increased government regulation. Our future success will depend on our ability to significantly increase revenue which will require the development and widespread acceptance of the Internet as a medium for commerce. We can give no assurance that the Internet will be a successful retailing channel. If use of the Internet does not continue to grow, or if the necessary Internet infrastructure or complementary services are not developed to effectively support growth that may occur, our business, results of operations, and financial condition could be materially adversely affected. We can give no assurance that we will not continue to be largely dependent on the Internet.

RISKS OF TECHNOLOGY TRENDS AND EVOLVING INDUSTRY STANDARDS; BANDWIDTH

         The delivery of music online is and will continue to be, like the Internet, characterized by rapidly changing technology, evolving industry standards, changes in customer requirements, and frequent new service and product introductions. Online delivery of music, at current compression rates, requires large amounts of Internet bandwidth to download to a customer's computer in an acceptable time span. Currently, only a limited number of consumers have such bandwidth capability. Unless there is widespread access to high speed Internet connections or deeper compression of music files, consumers may become frustrated with long download times and the market for online digital music distribution will remain limited. Our success will depend upon the development of Internet infrastructure that makes large amounts of bandwidth available to a wide number of users through such high-speed technology as cable and digital subscriber lines. Our success will also depend on our ability to effectively use leading technologies to continue to develop our technological expertise to enhance our current services, to develop new services that meet changing customer requirements and to influence and respond to emerging industry standards and other technological changes on a timely and cost-effective basis. If major record labels or the market accept a universal standard for the electronic delivery of music, such as contemplated by the Secured Digital Music Initiative, which is not compatible or otherwise competes with NETrax, such acceptance will likely have a material adverse effect on our business, results of operations, and financial condition. In addition, our business could be adversely affected if an industry standard for hardware used in the storage and playback of our products fails to develop in a timely manner or at all.

DEPENDENCE ON THIRD PARTIES FOR INTERNET OPERATIONS

         Our ability to advertise on other Internet sites and the willingness of the owners of such sites to direct users to our websites through hypertext links are critical to the success of our Internet operations. We also rely on the cooperation of owners of copyrighted materials and Internet search services and on our relationships with third party vendors of Internet development tools and technologies. We can give no assurance that the necessary cooperation from third parties will be available on acceptable commercial terms or at all. If we are unable to develop and maintain satisfactory relationships with such third parties on acceptable commercial terms, or if our competitors are better able to leverage such relationships, our business, results of operations and financial condition will be materially adversely affected.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES RELATING TO THE WORLD WIDE WEB

         Existing domestic and international laws or regulations specifically regulate communications or commerce on the World Wide Web or the Internet. Furthermore, laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation and the characteristics and quality of online products and services are under consideration by federal, state, local and foreign governments and agencies. Several telecommunications companies have petitioned the United States Federal Communications Commission to regulate Internet service providers and online service providers in a manner similar to the regulation of long distance telephone carriers and to impose access fees on such companies. This regulation, if imposed, could increase the cost of transmitting data over the World Wide Web. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel, obscenity and personal privacy are applicable to the World Wide Web. The United States Federal Trade Commission and government agencies in certain states have been investigating certain Internet companies regarding their use of personal information. We could incur additional expenses, and could also be subject to restrictions on our ability to use and provide customers information, if any new regulations regarding the use of personal information are introduced or if these agencies choose to investigate our privacy practices. Any new laws or regulations relating to the World Wide Web, or certain application or interpretation of existing laws, could decrease the growth in the use of the World Wide Web, decrease the demand for our website or otherwise materially adversely affect our business.

DEVELOPMENT OF WEBSITES AND NETRAX CATALOG

         Although we have completed the initial development of our websites, we have to continually update them to incorporate purchases of new and existing content. The number of NETrax which may be acquired by purchasers are limited and we can give no assurance that we will be able to expand the selection of NETrax available for purchase. If we are unable to increase the number of NETrax available for purchase, we will be unable to generate sufficient revenue to support continued development. Our ability to expand our NETrax offerings depends significantly upon our ability to negotiate licenses with major record labels. We currently have no such licenses. See "Risk Factors - Dependence on Major Record Labels".

DEPENDENCE ON LICENSED TECHNOLOGY AND MUSIC RIGHTS

         We rely on certain technology licensed from third parties, including Mr. Fritsch, our chief executive officer, from whom we license certain key technologies and trademarks. We may need to license additional technologies in the future in order to support its platform. There can be no assurance that new third party technology licenses will be available to us on acceptable terms or at all. In addition, we license music content from record labels and artists, and we can give no assurance that any particular music content will be available to us on acceptable terms or at all. The intellectual property upon which we rely includes certain technology which is licensed to us by Mr. Fritsch. Such license, however, only continues in effect so long as we pay compensation equal to 0.25% of gross revenue to Mr. Fritsch (until the later of 20 years or the expiration of any such patents which may be issued). If we fail to pay Mr. Fritsch such compensation, we will lose our license and our ability to utilize such technology. We can give no assurance that Mr. Fritsch will not terminate the license for other reasons. If Mr. Fritsch were to terminate the license, such termination will likely have a materially adverse effect on our business. See "Business - Technology".

         We have not obtained licenses for the public performance of all copyrighted musical works which will be the subject of our business operations. We do not believe such licenses are necessary for the conduct of our business, but will seek to obtain such licenses if necessary. The companies that administer the reporting and collection of royalties based on musical performances believe that the downloading of digital music files is a "performance," entitling them to receive payment. If such licenses are necessary and we fail to obtain them, we may become subject to claims of copyright infringement.

INTERNATIONAL MARKETS

         Our success depends on our ability to generate international sales. We can give no assurance that we will be successful in generating international sales of our products.

         Our sales to customers in certain foreign countries may be subject to a number of risks including: foreign currency risk; the risks that agreements may be difficult or impossible to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; or foreign countries could impose withholding taxes or otherwise tax our foreign income, impose tariffs, embargoes, or exchange controls, or adopt other restrictions on foreign trade. In addition, the laws of certain countries do not protect our offerings and intellectual property rights to the same extent as the laws of the United States. Our failure to compete successfully or to expand the distribution of our offerings in international markets could have a material adverse effect on our business, results of operations, and financial condition.

SINGLE STOCKHOLDER WILL CONTROL APPROXIMATELY 80% OF STOCKHOLDERS' VOTES

         Mr. Fritsch will beneficially own approximately 23,680,078 shares of our common stock and all of our outstanding Series 1 preferred stock which collectively carry approximately 80% of all voting rights held by all of our stockholders. Mr. Fritsch will be able to control all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration in ownership will make some transactions more difficult or impossible without the support of Mr. Fritsch and may have the effect of delaying, deterring or preventing a change of control in our company.

POTENTIAL LITIGATION

         A former trade partner contributed DM 1,600,000 to the development of the our platform and subsequently demanded repayment of DM 1,210,000 of this amount on January 30, 1998. Fritsch & Friends rejected this demand on February 3, 1998, and since then the partner has not pursued this alleged claim. In addition, Fritsch & Friends entered into an agreement with an investment group in November, 1997, which it subsequently revoked. We believe that it is unlikely that we will sustain material losses in connection with these matters in excess of amounts previously accrued. We can give no assurance that future litigation by these groups will not have a materially adverse effect upon our financial condition.

         On December 16, 1999, a former employee of MCY Music World, Inc. filed a complaint against us in New York State Supreme Court. In his complaint, his claims included breach of contract, wrongful termination and fraud related to compensation due to him for the signing and distribution of content as well as fees related to a private placement of our stock on October 25, 1999. In his complaint, he asked for damages of approximately $23,000,000 including 20,000 shares of MCY.com, Inc. common stock, stock options, fees and royalties. Due to the fact that the complaint was only recently filed, discovery in the case has not started and we have limited information upon which to assess the validity of this suit. Based upon our understanding of the facts as of January 14, 2000, we believe that the former employee's claims lack substantial merit and we intend to vigorously defend against this action. On January 14, 2000, we filed a motion to dismiss the complaint. We can give no assurance that the motion to dismiss will be granted.

POTENTIAL FLUCTUATIONS IN QUARTERLY FINANCIAL RESULTS

         If we are unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, any significant revenue shortfall will likely have an immediate material adverse effect on our business, operating results and financial condition. In addition, we intend to substantially increase our operating expenses for product development, sales and marketing. To the extent such expenses precede or are not subsequently followed by increased revenue, our operating results will fluctuate and net anticipated losses in a given quarter may be greater than expected. Accordingly, quarter-to-quarter comparisons of our revenue and operating results will not necessarily be meaningful, and such comparisons may not be accurate indicators of future performance. In addition, quarterly fluctuations in our operating results may create volatility in the market price for our common stock.

CERTAIN IMPLICATIONS OF TRADING OVER-THE COUNTER; "PENNY STOCK" REGULATIONS

         Our common stock is quoted for sale in the over-the-counter market on the OTC Electronic Bulletin Board. An investor will find it more difficult to dispose of securities trading over-the-counter than if such securities had been approved for listing on a national securities exchange or on the NASDAQ SmallCap market. We have not applied for listing on a national securities exchange or the NASDAQ SmallCap market, but we intend to so in the future. We can give no assurance that our securities will be listed on any such market or that any market will develop for our securities.

         The Securities and Exchange Commission (the "Commission") has adopted "penny stock" regulations which apply to securities traded over-the-counter. These regulations generally define "penny stock" to be any equity security that has a market price of less than $5.00 per share, a warrant that has an exercise price of less than $5.00 per share, an equity security of an issuer (assuming the corporation has been in existence for at least three years) with net tangible assets of less than $2,000,000 or an equity security of an issuer with average revenue in the last three fiscal years of less than $6,000,000 as indicated in audited financial statements. Subject to certain limited exceptions, the rules for any transaction involving a "penny stock" require the delivery, prior to the transaction, of a risk disclosure document prepared by a broker-dealer that contains certain information describing the nature and level of risk associated with investments in the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Monthly account statements must be sent by the broker-dealer disclosing the estimated market value of each penny stock held in the account or indicating that the estimated market value cannot be determined because of the unavailability of firm quotes. In addition, the rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and institutional accredited investors (generally institutions with assets in excess of $5,000,000). These practices require that, prior to the purchase, the broker-dealer determined that transactions in penny stocks were suitable for the purchaser and obtained the purchaser's written consent to the transaction. Consequently, the "penny stock" rules may in the future restrict the ability of broker-dealers to sell our securities and may affect the ability of purchasers of our securities to sell them in the secondary market.

EMPLOYEES

         We have approximately 65 staff members in New York, Munich and Los Angeles, separated into the following categories:

                                                       DECEMBER 31, 1999
                                                       -----------------
Operations and Development                                      25
Sales and Marketing                                             16
General and Administration                                       9
Content Acquisition                                             15
                                                              ----
                                    Total                       65

         None of our employees are covered by a collective bargaining agreement or are represented by a labor union or works council. We believe that our relationship with our employees is good.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

         We are an early-stage company. As of September 30, 1999, we had generated approximately $165,000 in revenues. Through December 31, 1998, we and the companies which we acquired in the reorganization have incurred cumulative net losses of approximately $5,410,000, a substantial portion of which have been expended in developing our digital music distribution platform and brand. On a historical basis from January 8, 1999 (date of inception) through September 30, 1999, we and the companies we acquired in the reorganization (from the date of the acquisition through September 30, 1999) incurred consolidated net losses of approximately $51,774,000. The consolidated net losses of $ 51,774,000 include non-cash charges of approximately $40,552,000 for share compensation (including $ 23.3 million in connection with the merger of Health Builders, $ 2.7 million to employees and certain contractors and $ 14.5 million of compensation in connection with stock options issued). The majority of our remaining expenditures were incurred in further development of our product and brand.

         During August 1999 and October 1999, we received a net equity infusion of cash amounting to $34.5 million and $1.325 million, respectively. These funds are being used for the following activities:

-        marketing and promotional activities;
-        purchase of rights for distribution of music content;
-        software and hardware;
-        strategic alliances, especially in the area of consumer electronics;
-        expansion of software development activities; and
- general operating activities including modest increases in staff from time to time as needed.

         We anticipate that we have sufficient resources to satisfy our cash requirements for the next twelve months. Given that the markets for our main products are high-growth markets which require significant investments in marketing, content and technology, we anticipate that we will need to raise additional funds shortly after October 2000.

ITEM 3.           DESCRIPTION OF PROPERTY

         Our New York corporate headquarters, located at 1133 Avenue of the Americas, 28th Floor, New York, New York 10036, contains approximately 14,000 square feet and is leased at a rate of $58,000 per month. We also maintain an office in New York for a digitization factory located at 307 7th Avenue, 23rd Floor, New York, New York 10001, which contains approximately 2,500 square feet and is leased at a rate of $2,379 per month. 51 full-time employees work in our New York offices, as well as several programming and creative staff working on a freelance basis.

         Our Munich office contains approximately 7,000 square feet and is leased at a rate of $22,000 per month. 9 employees work in the Munich office.

         Our Los Angeles office contains approximately 7,750 square feet and is leased at a rate of $15,500 per month. 4 employees work in the Los Angeles office.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the number of and percentage of outstanding shares of our securities, as of December 31, 1999, owned by: (i) holders of our securities known to us to beneficially own more than five (5%) percent of our securities; (ii) each of our directors; (iii) each executive officer named in the Summary Compensation Table under the caption "Executive Compensation" in Item 6 of this registration statement; and (iv) all of our directors and executive officers as a group.

         As of December 31, 1999, there are (i) 54,230,988 shares of our common stock issued and outstanding; and (ii) 1,000,000 shares of our Series 1 preferred stock issued and outstanding.

                                                                              Shares of
                                        Shares of             Percent of      Series 1          Percent of
Name and Address                     Common Stock(1)           Class(2)       Preferred Stock    Class(2)
----------------                     ---------------           --------       ---------------    --------
Bernhard Fritsch                        24,250,078 (3)            44%            1,000,000         100%
c/o MCY.com, Inc.
1133 Avenue of the Americas
New York, New York 10036

Tintagle Trading Co., Ltd.               3,388,700                 6%
c/o Chapman Davis & Co.
No. 2 Chapel Court
London SE1 England

William C. Bossung                       3,282,000 (4)             6%
25 Cos Cob Road
Greenwich, CT  06807

Hubertus von Hesse                         465,000 (5)             *
c/o MCY Europe Gmbh i. Gr.
Maximilian Strasse 35b
80538 Munich Germany

Lisa Short                                 195,480 (6)             *
c/o MCY.com, Inc.
1133 Avenue of the Americas
New York, New York 10036

Norbert Jahns                              320,000 (7)             *
Bilingerweg 2
14089 Berlin, Germany

Susanne Weblus                                 _____               *
c/o MCY.com, Inc.
1133 Avenue of the Americas
New York, New York 10036

Mitchell Lampert                         1,105,000 (8)             2%
c/o MCY.com, Inc.
1133 Avenue of the Americas
New York, New York 10036

Scott Citron                                32,000 (9)             *
c/o MCY.com, Inc.
1133 Avenue of the Americas
New York, New York 10036


                                      -25-


Ray Short                                   20,000 (10)            *
c/o MCY.com, Inc.
1133 Avenue of the Americas
New York, New York 10036

Thomas Noak                                  5,000 (11)            *
c/o MCY.com, Inc.
1133 Avenue of the Americas
New York, New York 10036

All directors and named                 26,392,558                47%
executive officers as a group
(9 persons)

----------
(1) We believe that the beneficial owners of our common stock listed above have sole investment and voting power with respect to such shares. Shares subject to options are considered beneficially owned to the extent currently exercisable or exercisable within 60 days after December 31, 1999.

(2) Asterisk indicates less than 1%. Shares subject to such options that are considered to be beneficially owned are considered outstanding only for the purpose of computing the percentage of outstanding common stock which would be owned by the option holder if such options were exercised, but (except for the calculation of beneficial ownership by all executive officers and directors as a group) are not considered outstanding for the purpose of computing the percentage of outstanding common stock owned by any other person.

(3) Includes: (i) 120,000 shares underlying options exercisable at $1.50 per share; and (ii) 450,000 shares underlying options exercisable at $3.20 per share, held by Mr. Fritsch.

(4) Includes 20,000 shares underlying options exercisable at $1.50 per share held by Mr. Bossung.

(5) Includes: (i) 40,000 shares underlying options exercisable at $1.50 per share; and (ii) 225,000 shares underlying options exercisable for $3.20 per share, held by Mr. von Hesse.

(6) Includes 20,000 shares underlying options exercisable at $1.50 per share held by Ms. Short.

(7)      Includes 20,000 shares underlying options which are exercisable at $
         1.50 per share held by Mr. Jahns.


(8) Includes: (i) 120,000 shares underlying options exercisable at $ 1.50 per share; (ii) 225,000 shares underlying options exercisable at $ 3.20 per share; and (iii) 500,000 shares underlying options exercisable at $
         3.20 per share, held by Mr. Lampert.

(9) Includes 32,000 shares underlying options exercisable at $ 6.00 per share held by Mr. Citron.

(10) Includes 20,000 shares underlying options exercisable at $ 9.50 per share held by Mr. Short.

(11) Includes 5,000 shares underlying options exercisable at $ 12.50 per share held by Mr. Noak.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Our directors, executive officers and all persons nominated or chosen to become such and their ages, as of December 31, 1999, are listed on the table below.

(a)      Directors and Executive Officers
         --------------------------------
--------------------------------------------------------------------------------
Name                             Age           Position
--------------------------------------------------------------------------------
Bernard Fritsch                  39            Chairman of the Board, Chief
                                               Executive Officer, President and
                                               Director
--------------------------------------------------------------------------------
Lisa Short                       26            Secretary and Vice President -
                                               Marketing and Secretary
--------------------------------------------------------------------------------

Hubertus von Hesse               40            Director

--------------------------------------------------------------------------------

Norbert Jahns                    47            Director

--------------------------------------------------------------------------------

Susanne Weblus                   35            Director

--------------------------------------------------------------------------------


         BERNHARD FRITSCH has served as Chairman of the Board, Chief Executive Officer, President and a Director since the completion of the merger on August 2, 1999. Mr. Fritsch is also Chairman of the Board, Chief Executive Officer, President and a director of MCY Music World, Inc. Mr Fritsch is also a member of our Audit Committee and Compensation Committee. Mr. Fritsch has also served as President and Chief Executive Officer of Datatek Services Limited since its formation in 1997. In 1991, Mr. Fritsch founded Fritsch & Friends Mediagroup GmbH, a company which functioned as a high-end audio post-production house and also maintained a significant presence in multimedia content production, sales and distribution. From 1989 to 1991, Mr. Fritsch served on the executive management team of Harman International where he worked to develop and execute their digital equipment marketing strategy. Prior to 1989, Mr. Fritsch worked on radio and television audio productions in West Berlin. Mr. Fritsch received a Tonmeister Degree from the Technical University of Berlin. For the past six years, Mr. Fritsch has been a guest lecturer at New York University's graduate-level studies in Music Technologies.

         LISA SHORT has served as Secretary since the completion of the merger on August 2, 1999. Ms. Short also serves as Secretary of MCY Music World, Inc. Ms Short joined the MCY management team in June 1997 as the first employee in the New York office. Under her direction, MCY operations were shifted from Berlin to the new headquarters in New York City, New York. Since the start up of the New York office, Ms. Short has implemented strategic partnerships and alliances, communications direction and strategy and has set up a public relations network for us as we move forward. As a company veteran, she has been involved in the staffing and training of the MCY team. Prior to joining us, she worked in the production and strategic management of fashion and music shows. In 1996, Ms. Short served in a public relations role in organizing and overseeing radio spots, promotional material distribution and sponsorship organization for a mid-sized Salt Lake City-based production studio. Ms. Short holds a Bachelor of Arts Degree in French and Spanish from the University of Oregon. She has also studied in Switzerland, France and Spain.

         HUBERTUS VON HESSE has served as a Director since the completion of the merger of August 2, 1999. Mr. von Hesse also serves as a director of MCY Music World, Inc. Mr. von Hesse, a founding partner of the law firm of Merleker & v. Hesse, advises on commercial, corporate and real estate law matters. He has advised MCY on legal matters since its incorporation. After a two year training program at Hypovereinsbank AG/Munich, he studied law at Munich Ludwig-Maximilians-University and University of Lausanne. He received his law degree from Munich

LMU. Mr. von Hesse passed the First state exam in 1986 and the Second (final) in 1989. He was admitted to the Bar in Berlin in 1990.

         NORBERT JAHNS, has served as a Director since January 18, 2000. Mr. Jahns is a business consultant and has been self-employed since 1985. Prior to 1985, Mr. Jahns was employed by Wirtschaftspruefergesellschaft Berlin. In 1971, Mr. Jahns studied business and management at the Technology University of Berlin and obtained a FU Berlin Business degree in 1973. Mr. Jahns became a state-licensed accountant in 1974. Mr. Jahns also obtained a Master of Business degree in 1975. Mr. Jahns is a member of our Audit Committee and Compensation Committee and was appointed to those committees effective January 18, 2000.

         SUSANNE WEBLUS, has served as a Director since January 24, 2000. Ms. Weblus is an attorney practicing in the areas of tax law and corporate law. Ms. Weblus worked for the law firm of Merleker & Von Hesse until late 1999. Ms. Weblus recently formed her own law firm. Ms. Weblus was admitted to the Bar in Berlin in 1992. Ms. Weblus received her law degree in 1990. Ms. Weblus is a member of our Audit Committee and Compensation Committee as was appointed to those committees effective January 24, 2000.

         All directors hold office until the next annual meeting of shareholders or until their successors have been duly elected or qualified or until his earlier death, resignation or removal. Executive officers are appointed by and serve at the discretion of our board of directors.

ITEM 6.           EXECUTIVE COMPENSATION

         The following table shows information concerning the annual and long-term compensation of our chief executive officer and each of the following executives (collectively, the "Named Executive Officers") at the end of our fiscal year 1999 for services in all capacities to our company and its subsidiaries the last fiscal year.


                           Summary Compensation Table
                           --------------------------
---------------------------------------------------------------------------------------------------------------
Name and Principal Positions    Fiscal      Annual           Bonus         Other Annual        Long-Term
-----------------------------   -------     -------          -----         --------------      ---------
of the Named Executive          Year 1999   Salary                         Compensation        Compensation
-----------------------         ---------   ------                         ------------        ------------
Officers
--------
                                                                                               Options
                                                                                               -------
---------------------------------------------------------------------------------------------------------------
Bernhard Fritsch,               1999        $ 300,000         $100,000          $1,500(1)          400,000(3)
Chief Executive Officer,
Chairman of the Board,                                                         $ 6,000(2)          450,000(4)
President and Director
                                                                                                   450,000(5)
---------------------------------------------------------------------------------------------------------------
                                1999        $ 250,000         $ 95,000         $ 1,000(1)          400,000(3)
Mitchell Lampert,
General Counsel                                                                                    450,000(4)

                                                                                                 1,000,000(5)
---------------------------------------------------------------------------------------------------------------
                                1999        $ 175,000         $  4,000            -0-              100,000(6)
Scott Citron,
Senior Website Producer                                                                             10,000(7)
---------------------------------------------------------------------------------------------------------------
                                1999        $175,000          $ 35,000           $ 600(1)          200,000(8)
Ray Short,
Senior Vice President
---------------------------------------------------------------------------------------------------------------
                                1999        $165,000          $  2,000           $ 600(1)           50,000(9)
Thomas Noak,
Senior Vice President of
Technology
---------------------------------------------------------------------------------------------------------------


-----------------------------

(1) We provide the employee with a monthly automobile allowance of up to such amount.

(2) We reimburse Mr. Fritsch for business-related housing expenses of up to $6,000 per month.

(3) The option was granted on August 2, 1999. 50,000 options vested on August 2, 1999. The balance of 350,000 options vest over three years at an exercise price of $ 1.50 per share.

(4) The option was granted on September 20, 1999. 225,000 options vested on September 20, 1999 and 225,000 options vest on March 20, 2000 at an exercise price of $ 3.20 per share.

(5) The option was granted on September 27, 1999. For Mr. Fritsch, 225,000 options vested on September 27, 1999; 225,000 options vest on March 27, 2000 at an exercise price of $ 3.20 per share. For Mr. Lampert,

          500,000 options vested on September 27, 1999; 500,000 options vest on March 27, 2000 at an exercise price of $ 3.20 per share.

(6) The option was granted on August 2, 1999. The options vested 25,000 on August 2, 1999 and 75, 000 over 36 months at an exercise price of $
          6.00 per share.

(7) The option was granted on August 31, 1999. The options vest over a 36 month period at an exercise price of $ 12.50 per share.

(8) The option was granted on August 11, 1999. The options vest over a 36 month period at an exercise price of $ 9.50 per share.

(9) The option was granted on October 1, 1999. The options vest over a 36 month period at an exercise price of $ 12.50 per share.


Option/SAR Grants in Last Completed Fiscal Year (1999)
------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
Name of Executive         Number of Securities    Percent of Total       Exercise    Market Price of   Expiration
Officer                   Underlying              Options/SARs Granted   or Base     Share             Date
                          Options/SARs Granted    to Employees in        Price       Underlying
                          in Fiscal 1999          Fiscal Year 1999       ($/sh)      Option on Date
                                                                                     of Grant if
                                                                                     theExercise
                                                                                     Price is less
                                                                                     than the Market
                                                                                     Price on the
                                                                                     Date of Grant
--------------------------------------------------------------------------------------------------------------------
Bernhard Fritsch          400,000 shares          5.7%                   $ 1.50/sh   $ 13.50           Five years
                          450,000 shares          6.4%                   $ 3.20/sh   $ 12.87           from the date
                          450,000 shares          12.1%                  $ 3.20/sh   $  12.68          of grant


--------------------------------------------------------------------------------------------------------------------
Mitchell Lampert          400,000 shares          5.7%                   $ 1.50/sh   $ 13.50           Five years
                          450,000 shares          6.4%                   $3.20/sh    $ 12.87           from the date
                          1,000,000 shares        14.3%                  $3.20/sh    $ 12.68           of grant

--------------------------------------------------------------------------------------------------------------------
Scott Citron              100,000 shares          1.4%                   $ 6.00/sh   $ 13.50           Five years
                            10,000 shares           .1%                  $12.50/sh   $ 13.78           from the date
                                                                                                       of grant
--------------------------------------------------------------------------------------------------------------------
Ray Short                 200,000 shares          2.9%                   $10.00/sh   $ 12.87           Five years
                                                                                                       from the date
                                                                                                       of grant
--------------------------------------------------------------------------------------------------------------------
Thomas Noak                 50,000 shares         .7%                    $12.50/sh   $ 12.50           Five years
                                                                                                       from the date
                                                                                                       of grant
--------------------------------------------------------------------------------------------------------------------


         Aggregated Option/SAR Exercises in Last Completed Fiscal Year (1999)
         --------------------------------------------------------------------
and Fiscal Year-End 1999
------------------------

Option/SARs Values
------------------

         During fiscal year 1999, no options to purchase shares of our common stock were exercised by any of the Named Executive Officers. The following table shows certain information concerning the number and value at December 31, 1999 of shares of our common stock subject to unexercised options held by each Named Executive Officer.



----------------------------------------------------------------------------------------------------------------------
Name of         Shares      Value       Number of         Number of Shares      Value of           Value of
"Named          Acquired    Realized    Shares            Underlying            Unexercised        Unexercised
Executive       on                      Underlying        Unexercised Options   In-the-Money       In-the-Money
Officer"        Exercise                Unexercised       at Fiscal Year-End    Options at         Options at Fiscal
                                        Options at        (Unexercisable)       Fiscal Year-End    Year-End
                                        Fiscal Year-End                         (Exercisable)      (Unexercisable)
                                        (Exercisable)
----------------------------------------------------------------------------------------------------------------------
Bernhard        None        None            570,000             730,000           $ 4,365,000        $ 5,805,000
Fritsch

----------------------------------------------------------------------------------------------------------------------
Mitchell        None        None            845,000           1,005,000           $ 6,372,500        $ 7,812,500
Lampert

----------------------------------------------------------------------------------------------------------------------
Scott Citron    None        None             33,000              77,000             $ 148,000          $ 301,500

----------------------------------------------------------------------------------------------------------------------
Ray Short       None        None             20,000             180,000              $ 20,000          $ 180,000

----------------------------------------------------------------------------------------------------------------------
Thomas Noak     None        None                  0              50,000                   $ 0                $ 0

----------------------------------------------------------------------------------------------------------------------


 Compensation of Directors
 -------------------------

         Members of the board of directors are not compensated in such capacity. However, members of the board are reimbursed for reasonable travel expenses incurred in attending board of directors meetings.

Employment Contracts and Termination of Employment, and Change-in-Control
--------------------------------------------------------------------------
Arrangements
------------

         Bernhard Fritsch has entered into a five-year employment agreement with us pursuant to which he receives: (i) a base salary of $300,000 which increases 10% per annum; (ii) a guaranteed bonus of $100,000; (iii) a sum equal to 0.25 % of consolidated gross revenue generated by us; (iv) an automobile allowance of $1,500 per month; (v) reimbursement for business-related housing of up to $6,000 per month; (vi) upon a change of control, a payment equal to the product of 2.99 and his base salary; and (vii) such other compensation as our board of directors may grant.

         Mitchell Lampert has entered into a three-year employment agreement with us pursuant to which he receives: (i) a base salary of $ 250,000 which increases 10% per annum; (ii) a guaranteed bonus of $ 65,000; (iii) an automobile allowance of $ 1,000 per month; (iv) upon a change of control, a payment equal to the product of 1.00 and his base salary; and (v) such other compensation as our board of directors may grant.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         All share numbers presented below have been adjusted to reflect the two-for-one split of our common stock effected on May 20, 1999.

         On April 26, 1999, we issued an aggregate of 35,661,352 shares of common stock to our stockholders (net of 2,000,000 shares returned on July 2, 1999 as described below). This amount includes: 25,282,652 shares issued to founders; 1,857,480 shares which we were contractually obligated to issue to employees and consultants prior to incorporation; and 8,521,220 shares issued on April 26, 1999 to employees and consultants for services rendered.

         On June 14, 1999, we issued 1,000,000 shares of series 1 preferred stock to Mr. Fritsch for $1,000.

         On July 2, 1999, we acquired the assets of Datatek including the stock of MCY America, Inc. and Fritsch & Friends or the "Predecessor Companies" in exchange for an aggregate consideration of $ 26,550,000 structured as: (i) $ 1,050,000 cash; (ii) 4,500,000 shares of our common stock valued at $ 22,500,000; and (iii) 5-year warrants to purchase 2,000,000 shares of our common stock at an exercise price of $ 5.00 per share valued at $ 3,000,000. In addition, we agreed to pay Datatek, on a quarterly basis, 1% of gross revenues either: (i) for a period of 20 years; or (ii) until such time as the payments had totaled $ 9,000,000. As of July 2, 1999, the predecessor companies owed us approximately $ 1,243,000, representing the balance of loans made by us prior to the acquisition. Mr. Fritsch was Datatek's chief executive officer, director and a 47.5% beneficial owner of Datatek which 47.5% interest was transferred to other Datatek stockholders for no consideration. Datatek and its subsidiaries had been involved in the development, purchase and licensing of the technology, intellectual property and other business assets required for our business operations. Mr. Fritsch and Mrs. Sibylle Fritsch returned an aggregate of 2,000,000 shares of our common stock to us for cancellation.

         On July 2, 1999, we issued to Mr. James Burger, former chief financial officer, general manager and treasurer, options to acquire an aggregate of 400,000 shares of common stock. Mr. Burger resigned in all capacities in September, 1999. In December 1999 we entered into a termination agreement with Mr. Burger, pursuant to which we paid him the sum of $100,000 as termination compensation under his employment agreement and further as compensation for the cancellation of all of his options.

         On July 29, 1999, we entered into a license agreement with Mr. Fritsch for exclusive worldwide rights to certain technology. The license remains in effect as long as the compensation equal to 0.25% of gross revenues is paid annually to Mr. Fritsch until the later of 20 years or the expiration of the underlying patents as provided in his employment agreement.

         On August 2, 1999, we completed a merger with MCY Music World, Inc., whereby an acquisition subsidiary merged with and into MCY Music World, Inc., with MCY Music World, Inc. becoming a subsidiary of our company. As a result, outstanding shares of common stock and preferred stock of MCY Music World, Inc. were converted, respectively, on a 1-for-1 basis into our common stock and preferred stock of having identical rights. In addition, all holders of options and warrants of MCY Music World, Inc. were given options and warrants having identical features under a newly adopted stock option plan and their existing options and warrants were cancelled.

         On August 2, 1999, Health Builders, our predecessor, enacted a 2-for-1 forward stock split, increasing the number of issued and outstanding shares of its common stock to 4,610,000. In connection with the merger, Health Builders amended its certificate of incorporation and did the following: (i) increased its authorized capital from 50,000,000 shares of common stock to 100,000,000 shares of common stock; (ii) designated 1,000,000 shares of preferred stock "Series 1 Preferred Stock"; and (iii) changed its corporate name to MCY.com, Inc. In addition, Health Builders issued: (A) 43,241,655 shares of our common stock to the holders of the common stock of MCY, (B) 2,000,000 warrants to the holders of MCY warrants, (C) options to holders of MCY options to acquire shares under the Health Builders 1999 Incentive Option Plan, and (D) 1,000,000 shares of Series 1 preferred stock to Mr. Fritsch. All of our former officers and directors resigned and the current officers and directors were subsequently elected.

         In connection with the merger, L. Dee Hall, Glen Hatch, Robert Blackley and Reed Jensen, the holders of approximately 4,000,000 shares of Health Builders common stock, agreed to sell approximately 3,500,000 of such shares to Mr. William Bossung, Mr. Todd Sanders and their associates for $0.02 per share.

         In August, 1999, we issued 5,000 shares of our common stock to David Rowland as consideration for a loan he made to us in the amount of $100,000.

         From August, 1999 through October, 1999, we issued 6,573,333 shares of our common stock at $6.00 per share in connection with a private offering of securities. The gross proceeds of the offering were approximately $39,439,998. Gruntal & Co., L.L.C., the placement agent, received warrants to acquire 657,333 shares of our common stock at an exercise price of $ 6.00 per share in connection with this offering.

         In December 1999, we entered into an agreement with DL Hawk Communications, Inc. (the "Consultant Company"), a company owned by Richard Lubic, a former director of MCY, pursuant to which we paid such company the sum of $100,000 as compensation for terminating a consulting agreement with the Consulting Company. In connection with such agreement, Mr. Lubic resigned as a director of MCY and we entered into a new consulting agreement with the Consultant Company. The new agreement is for one year and reduces payments to the Consulting Company from $175,000 per annum under the old, terminated agreement to $50,000 per annum.

         As of December 31, 1999, we had paid advances of $113,000 to Mr.
Fritsch.

         On December 31, 1999, in connection with the execution of a co-development agreement, we issued a warrant to U.S. West Internet Ventures, Inc. pursuant to which U.S. West Internet Ventures, Inc. may acquire up to 476,190 shares of our common stock at a purchase price of $ 10.50 per share for a five-year period. In addition, Greg Orlandella received, as a finder's fee for this transaction, 110,000 shares of our common stock at $10.50 per share.

ITEM 8.           DESCRIPTION OF SECURITIES

         Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.0001 par value.

COMMON STOCK

         Each holder of our common stock is entitled to one vote for each share standing in such holder's name in our records on all matters submitted to a vote of our stockholders, except as otherwise required by law. Holders of our common stock do not have cumulative voting rights so that, subject to the right of the holders of our Series 1 voting preferred stock as discussed below, holders of more than 50% of the combined shares of our common stock voting for the election of directors may elect all of the directors is they choose to do so and, in that event, the holders of the remaining shares of our common stock will not be able to elect any members to our board of directors. In addition, the rights, privileges and preferences of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock which we may designate and issue in the future.

         Holders of our common stock are entitled to equal dividends and distributions per share when, as and if declared by our board of directors from funds legally available. Holders of our common stock do not have pre-emptive rights to subscribe for any of our securities nor are any shares of our common stock redeemable or convertible into any of our other securities. If we liquidate, dissolve or wind up our business or affairs, our assets will be divided up pro-rata on a share-for-share basis among the holders of our common stock after creditors and preferred shareholders are paid.

PREFERRED STOCK

         Our board of directors has the authority to issue 10,000,000 shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions, including dividend, conversion, voting, redemption (including sinking fund provisions), and other rights, liquidation preferences, and the number of shares constituting any series and the designations of such series, without any further vote or action by our stockholders. To date, 1,000,000 shares of our series 1 preferred stock have been issued to Mr. Fritsch. Each of these shares entitles the holder to 100 votes for each share held on all matters submitted to a vote of stockholders. The Series 1 preferred stock does not carry any dividend, liquidation, conversion or preemptive rights.

REGISTRATION RIGHTS

         Individuals who purchased 6,573,333 shares of our common stock in a private placement of our stock which was completed in October 1999 will be entitled to certain "piggyback" registration rights with respect to their shares. If we register any of our securities under the Securities Act, those individuals who purchased shares in the October 1999 private placement are entitled, subject to certain restrictions, to include the shares of our common stock that they purchased in the registration. However, those holders have no registration rights with respect to our first public offering. The piggyback registration rights are subordinate to the registration rights of (i) the Datatek Holders with respect to 4,500,000 shares of our common stock and 2,000,000 shares of our common stock underlying warrants which were previously issued to the Datatek Holders in connection with the reorganization and are pari passu with respect to (A) 657,333 shares of our common stock underlying the warrants which were previously issued go Gruntal & Co., L.L.C.; and (B) 175,075 shares of our common stock owned by Gruntal & Co., L.L.C.

         We have granted additional piggyback registration rights to U.S. West Internet Ventures, Inc. with respect to 476,190 shares or our common stock underlying a warrant issued to U.S. West Internet Ventures, Inc. on December 31, 1999. In addition, we have granted Greg Orlandella (i) the right to register 100,000 shares of our common stock and 100,000 shares of our common stock underlying a warrant, each of which were issued to Mr. Orlandella on December 31, 1999, in a registration statement on Form S-8, if available, or additional piggyback registration rights if a registration statement on Form S-8 is unavailable. All of the piggyback registrations rights granted to U.S. West Internet Ventures, Inc. and to Mr. Orlandella, if applicable, are subordinated to the rights granted to the persons in the preceding paragraph.

                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

(a)      Market Information
         ------------------

         Our common stock is presently traded on the Over-the-Counter Electronic Bulletin Board ("OTCBB") under the trading symbol "MCYC".

         Our common stock's high and low bid information for each quarter within the last two fiscal years and through the quarterly period ended December 31, 1999 as reported by IDD Information Services, Tradeline (R) is shown below. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions. Prior to August 2, 1999, our common stock traded under the trading symbol "HBII". On August 2, 1999 we acquired MCY Music World, Inc.

Period                                                   High          Low
------                                                   ----          ---

Fiscal Year 1998:

First Quarter 1998 (January, February, March)            $ .61         $ .25

Second Quarter 1998 (April, May, June)                   $ .61         $ .25

Third Quarter 1998 (July, August, September)             $ .63         $ .27

Fourth Quarter 1998 (October, November, December)        $ .63         $ .28

Fiscal Year 1999:

First Quarter 1999 (January, February, March)            $ .63         $ .28

Second Quarter 1999 (April, May, June)                   $ 17.75       $ .28

Third Quarter 1999 (July, August, September)             $ 27          $ 11.88

Fourth Quarter 1999 (October, November, December)        $ 13.63       $  5.50

(b)      Holders of our common stock
         ---------------------------

         As of December 31, 1999, there were approximately 175 holders of record of our common stock as reported to us by our transfer agent, Interwest Transfer Co., Inc.

(c)      Dividends
         ---------

         To date, we have not paid any dividends on our common stock and do not expect to do so in the foreseeable future. Instead, we expect to retain all earnings to finance the growth and development of our business.

ITEM 2.       LEGAL PROCEEDINGS


         On December 16, 1999, a former employee of MCY Music World, Inc. filed a complaint against us in New York State Supreme Court. In his complaint, his claims included breach of contract, wrongful termination and fraud related to compensation due to him for the signing and distribution of content as well as fees related to a private placement of our stock on October 25, 1999. In his complaint, he asked for damages of approximately $23,000,000 including 20,000 shares of MCY.com, Inc. common stock, stock options, fees and royalties. Due to the fact that the complaint was only recently filed, discovery in the case has not started and we have limited information upon which to assess the validity of this suit. Based, however, upon our understanding of the facts as of January 14, 2000, we believe that the former employee's claims lack substantial merit, and we intend to vigorously defend against this action. On January 14, 2000, we filed a motion to dismiss the complaint.

ITEM 3.       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
         None.

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES
         The following table sets forth certain information concerning all securities issued by us which have not been registered under the Securities Act for the past three years (1997, 1998 and 1999). In the following table, all references to securities means our common stock, unless otherwise indicated. In addition, the number of shares of our common stock reflect a 2 for 1 stock split that was effected as of May 20, 1999.



ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES

         The following table sets forth certain information concerning all securities issued by us which have not been registered under the Securities Act for the past three years (1997, 1998 and 1999). In the following table, all references to securities means our common stock, unless otherwise indicated. In addition, the number of shares of our common stock reflect a 2 for 1 stock split that was effected as of May 20, 1999.


       NOTE REFERENCE                SHARES ISSUED            DATE ISSUED            CONSIDERATION RECEIVED
       --------------                -------------            -----------            ----------------------

             (1)                       25,282,652           January 8, 1999               $            0
             (2)                        1,857,480           January 8, 1999               $      137,000
             (3)                        8,521,220            April 26, 1999               $    2,378,000
             (4)                          200,000            April 29, 1999               $       56,000
             (5)                          363,636             May 5, 1999                 $      990,000

             (6)                        2,400,000             May 7, 1999                 $    8,690,000
             (7)                          200,000             May 17,1999                 $      990,000
             (8)                 1,000,000 of series 1       June 14, 1999                $        1,000
                                    preferred stock
             (9)                        4,500,000             July 2, 1999                $   22,500,000
            (10)                        2,000,000             July 2, 1999                $    3,000,000
            (11)                           83,333             July 21,1999                $            0
            (12)                        4,611,000            August 2, 1999               $            0
            (13)                       42,924,988            August 2, 1999               $            0
            (14)                        2,000,000            August 2, 1999               $            0
            (15)                          116,667            August 2, 1999               $      700,000
            (16)                        3,274,833           August 17, 1999               $   17,870,000
            (17)                        3,047,500           August 27, 1999               $   16,630,000
            (18)                            5,000           August 27, 1999               $       30,000
            (19)                          251,000           October 20, 1999              $    1,384,770
            (20)                          476,190          December 31, 1999              $        5,000
            (21)                          110,000          December 31, 1999              $            0



--------------------------------------------------------------------------------------------------------------------


(1) As of January 8, 1999, we issued 25,282,652 shares of our common stock, par value $0.001 per share, net of shares returned on July 2, 1999 to our founders for no consideration. The 25,282,652 shares of our common stock is exclusive of:
(a) warrants to purchase 2,000,000 shares of our common stock issued in conjunction with the reorganization; (b) options to purchase 3,419,400 shares issued under our incentive option plan; (c) 116,667 shares of our common stock issued to a creditor; (c) cancellation of 200,000 shares of our common stock issued to a consultant; (e) warrants for the purchase of 33,333 shares of our common stock issued to a trade partner; and (f) 5,000 shares issued to a creditor on completion of an offering on August 2, 1999.

(2) As of January 8, 1999, we issued 1,857,480 shares of our common stock, valued at $0.074 per share, to employees and consultants in consideration for services rendered.

(3) On April 26, 1999, we issued 8,521,220 shares of our common stock, valued at $0.28 per share, to employees, consultants and creditors in consideration for services rendered.

(4) On April 29, 1999, we issued 200,000 shares of our common stock, valued at $0.28 per share, to our legal counsel, Lampert, Lampert & Ference (f/k/a Lampert & Lampert), for services rendered.

(5) On May 5, 1999, we issued 363,636 shares of our common stock, valued at $2.75 per share less costs, for cash.

(6) On May 7, 1999, we issued 2,400,000 shares of our common stock, valued at $3.75 per share less costs, for cash.

(7) On May 17, 1999, we issued 200,000 shares of our common stock, valued at $5.00 per share less costs, for cash.

(8) On June 14, 1999, we issued 1,000,000 shares of our series 1 preferred stock, par value $0.001 per share, to Mr. Fritsch for $1,000.

(9) On July 2, 1999, as consideration for the purchase of the assets of Datatek Services Limited including the stock of MCY America, Inc. and Fritsch & Friends Mediagroup Gmbh, we paid an aggregate purchase price of $ 26,500,000 structured as follows: (i) $1,050,000 cash; (ii) we issued 4,500,000 shares of our common stock valued at $ 22,500,000; and (iii) we issued 5-year warrants to purchase 2,000,000 shares of our common stock at an exercise price of $ 5.00 per share valued at $ 3,000,000.

(10) On July 2, 1999, as consideration for the purchase of the assets of Datatek Services Limited including the stock of MCY America, Inc. and Fritsch & Friends Mediagroup Gmbh, we paid an aggregate purchase price of $ 26,500,000 structured as follows: (i) $1,050,000 cash; (ii) we issued 4,500,000 shares of our common stock valued at $ 22,500,000; and (iii) we issued 5-year warrants to purchase 2,000,000 shares of our common stock at an exercise price of $ 5.00 per share valued at $ 3,000,000.

(11) On July 21, 1999, we issued warrants for 83,333 shares of our common stock, at prices ranging from $5.00 to $6.00 per share, to various creditors.

(12) On August 2, 1999, in connection with the merger, our predecessor, Health Builder International, Inc. ("Health Builder"), enacted a two-for-1 forward stock split increasing the number of issued and outstanding shares of its common stock to 4,610,000 shares.

(13) On August 2, 1999, upon the consummation of the merger, we (f/k/a Health Builders International, Inc.) issued: (i) 42,924,988 shares of our common stock to the holders of the common stock of MCY Music World, Inc. ("MCY"), a wholly-owned subsidiary, for 42,924,988 shares of MCY; (ii) warrants to purchase up to 2,000,000 shares, at $ 5.00 per share, of our common stock to holders of MCY warrants, for warrants to purchase up to 2,000,000 shares of MCY at $ 5.00 per share; and (iii) to holders of MCY options, options to purchase up to 3,419,400 shares of common stock, at exercise prices ranging from $ 1.50 to $6.00 per share, under the 1999 incentive option plan of our predecessor, Health Builder, for options to purchase 3,419,400 shares of MCY common stock at the same price. Additionally, 400,000 shares of common stock which were to be issued to Mark Ross, a consultant, were cancelled for failure of consideration.

(14) On August 2, 1999, upon the consummation of the merger, we (f/k/a Health Builders International, Inc.) issued: (i) 42,924,988 shares of our common stock to the holders of the common stock of MCY Music World, Inc. ("MCY"), a wholly-owned subsidiary, for 42,924,988 shares of MCY; (ii) warrants to purchase up to 2,000,000 shares, at $ 5.00 per share, of our common stock to holders of MCY warrants, for warrants to purchase up to 2,000,000 shares of MCY at $ 5.00 per share; and (iii) to holders of MCY options, options to purchase up to 3,419,400 shares of common stock, at exercise prices ranging from $ 1.50 to $6.00 per share, under the 1999 incentive option plan of our predecessor, Health Builder, for options to purchase 3,419,400 shares of MCY common stock at the same price. Additionally, 400,000 shares of common stock which were to be issued to Mark Ross, a consultant, were cancelled for failure of consideration.

(15) On August 2, 1999, upon the consummation of the merger, we (f/k/a Health Builders International, Inc.) issued: (i) 42,924,988 shares of our common stock to the holders of the common stock of MCY. Music World, Inc. ("MCY"), a wholly-owned subsidiary, for 42,924,988 shares of MCY; (ii) warrants to purchase up to 2,000,000 shares, at $ 5.00 per share, of our common stock to holders of MCY warrants, for warrants to purchase up to 2,000,000 shares of MCY at $ 5.00 per share; and (iii) to holders of MCY options, options to purchase up to 3,419,400 shares of common stock, at exercise prices ranging from $ 1.50 to $6.00 per share, under the 1999 incentive option plan of our predecessor, Health Builder, for options to purchase 3,419,400 shares of MCY common stock at the same price. Additionally, 400,000 shares of common stock which were to be issued to Mark Ross, a consultant, were cancelled for failure of consideration.

(16) On August 17, 1999 and on August 27, 1999, we issued 3,274,833 and 3,047,500 shares of our common stock, respectively, at $6.00 per share in connection with a private offering of securities. The net proceeds of the offering were approximately $ 34,500,000. Gruntal & Co., L.L.C, the placement agent, received warrants to acquire 632,233 shares of our common stock at an exercise price of $ 6.00 per share in connection with the offering.

(17) On August 17, 1999 and on August 27, 1999, we issued 3,274,833 and 3,047,500 shares of our common stock, respectively, at $6.00 per share in connection with a private offering of securities. The net proceeds of the offering were approximately $ 34,500,000. Gruntal & Co., L.L.C, the placement agent, received warrants to acquire 632,233 shares of our common stock at an exercise price of $ 6.00 per share in connection with the offering.

(18) On August 2, 1999, we issued 116,667 shares of our common stock, valued at $6.00 per share, to Gunter Brinkof in lieu of payment equal to $ 700,000. On August 27, 1999, we issued 5,000 shares of our common stock to David Rowland, a consultant, for payment of accrued interest.

(19) In October, 1999, we issued 251,000 shares of our common stock at $ 6.00 per share pursuant to the prior offering. The net proceeds of the offering were $ 1,384,770. Gruntal & Co., L.L.C., the placement agent, received warrants to acquire 25,100 shares of our common stock at an exercise price of $6.00 per share in connection with the offering.

(20) On December 31, 1999, in connection with a transaction with U.S. West Communications Services, Inc., we issued a warrant to U.S. West Internet Ventures, Inc. pursuant to which it may acquire up to 476,190 shares of our common stock at $ 10.50 per share for a five-year period, for consideration of $ 5,000.

 (21) On December 31, 1999, in connection with a transaction with U.S. West Communications Services, Inc., we issued to Greg Orlandella, as a finder's fee for the transaction, 110,000 shares of our common stock at a price of $ 10.50 per share.

         The transactions described in the table above were exempt transactions under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), Regulation D thereunder as transactions by an issuer not involving a public offering. All such shares of common stock issued were deemed "restricted securities" (as such term is defined under the Securities Act) and subject to substantial restrictions on transfer. All of the shares of common stock were issued for investment purposes only and without a view to distribution. All of the persons who acquired such shares were fully informed and advised about matters concerning our company, including our business, financial affairs and other matters.

ITEM 5.       INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the General Corporation Law of the State of Delaware provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as the registrant, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

         Article VII of our amended and restated certificate of incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, none of our directors shall be personally liable to us or to our stockholders for or with respect to any acts or omissions in the performance of his or her duties as one of our directors. If Article VII of our amended and restated certificate of incorporation is amended or repealed, the amendment or repeal will not eliminate or reduce the effect of any right or protection of our directors that existed immediately prior to such amendment or repeal.

         Our by-laws, as amended, provide that we shall indemnify our officers, directors and employees. The rights to indemnity continue if even a person has ceased to be a director, officer, employee or agent and shall inure to the benefit of the person's heirs, executors and administrators. In addition, we shall pay for any expenses incurred by a director or officer in defending any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers unless such officer, director or employee is adjudged liable for negligence or misconduct in performing his or her duties. If we do not pay in full the claim for indemnification of any such officer, director or employee within thirty days after we receive the written claim, the claimant may at any time thereafter sue us to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. We may, by action of our board of directors, indemnify our employees and agents with the same scope and effect as the foregoing indemnification of our directors and officers.

         We maintain directors and officers liability insurance coverage with a $10,000,000 annual aggregate limit of liability. National Union Fire Insurance Company provides us with a primary $ 2,000,000 layer while Royal Insurance Company provides us with a $ 3,000,000 layer in excess of the National Union policy. TIG Insurance Company provides us with a $5,000,000 layer in excess over the National Union and Royal Insurance policies. All of these policies expire on July 15, 2000.

                                    PART F/S

(i) Consolidated Financial Statements of MCY.com, Inc. as of July 31, 1999 and for the period from January 8, 1999 (inception) through July 31, 1999 (incorporated by reference from the MCY.com, Inc. Current Report on Form 8-K dated October 13, 1999, as filed with the Securities and Exchange Commission on October 15, 1999, SEC File #: 333-09809);

(ii) Combined Financial Statements of the predecessor companies of MCY.com, Inc. as of and for the years ended December 31, 1996, 1997, 1998 and for the periods from January 1, 1999 through July 2, 1999 and January 1, 1996 through July 2, 1999 (incorporated by reference from the MCY.com, Inc. Current Report on Form 8-K dated October 13, 1999, as filed with the Securities and Exchange Commission on October 15, 1999, SEC File #: 333-09809); and

(iii) MCY.com, Inc. Quarterly Report on Form 10-QSB Under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Quarter Ended September 30, 1999 (incorporated by reference from the MCY.com, Inc. Quarterly Report on Form 10-QSB Under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Quarter Ended September 30, 1999, as filed with the Securities and Exchange Commission on November 15, 1999, SEC File #: 333-09809).

                                    PART III

ITEM 1.           INDEX TO EXHIBITS


Exhibit
Number            Description of Exhibits
------            -----------------------
3.1               Amended and Restated Certificate of Incorporation (1)

3.2               By-laws, as amended (2)

4.1               Warrant to Purchase Common Stock of MCY.com, Inc. issued to U S West Internet
                  Ventures, Inc., December 31, 1999 (3)

10.1              License Agreement dated July 29, 1999 by and between Bernhard Fritsch and MCY
                  Music World, Inc. (3)

10.2              U S West Communications Services, Inc. and MCY Music World, Inc. Collaborative
                  Development Agreement effective as of December 31, 1999

10.3              Confidentiality and Non-Circumvention Agreement effective as of November 28, 1999

10.4              Employment Agreement made as of July 11, 1999 by and between MCY Music World,
                  Inc. and Bernhard Fristsch

10.5              Amendment to Employment Agreement made as of July 28, 1999 by and between MCY
                  Music World, Inc. and Bernhard Fritsch

10.6              Employment Agreement made as of July 11, 1999 by and between MCY Music World,
                  Inc. and Mitchell Lampert

10.7              Employment Agreement between MCY Music World, Inc. and Scott Citron dated as of
                  July 21, 1999

10.8              Employment Agreement between MCY Music World, Inc. and Ray Short dated as of
                  August __, 1999

10.9              Employment Agreement dated September 1, 1999 by and between MCY Music World,
                  Inc. and Thomas Noak

21.1              Subsidiaries of Registrant (3)

27.1              Financial Data Schedule (3)

99.1              Consolidated Financial Statements of MCY.com, Inc. as of July 31, 1999 and for the period from January
                  8, 1999 (inception) through July 31, 1999. (4)

99.2              Combined Financial Statements of the predecessor companies of MCY.com, Inc. as of and for the years ended December 31, 1996, 1997, 1998 and for the periods from January 1, 1999 through July 2, 1999 and
                  January 1, 1996 through July 2, 1999. (5)

99.3              MCY.com, Inc. Quarterly Report on Form 10-QSB Under Section 13 or 15(d) of the Securities Exchange Act
                  of 1934 for the Quarter Ended September 30, 1999. (6)
------------------

(1) Incorporated by reference from our current report on Form 8-K dated August 2, 1999 (date of earliest event reported), as filed with the Securities and Exchange Commission on August 17, 1999, SEC Filed #:
         333-09809.
(2) Incorporated by reference from Exhibit 3.3 to our registration statement on Form SB-2 as filed with the Securities Exchange Commission on August 9, 1996, SEC File #: 333-9809.
(3)      Filed herewith.
(4) Incorporated by reference from the MCY.com, Inc. Current Report on Form 8-K dated October 13, 1999, as filed with the Securities and Exchange Commission on October 15, 1999, SEC File #: 333-09809).
(5) Incorporated by reference from the MCY.com, Inc. Current Report on Form 8-K dated October 13, 1999, as filed with the Securities and Exchange Commission on October 15, 1999, SEC File #: 333-09809).
(6) Incorporated by reference from the MCY.com, Inc. MCY.com, Inc. Quarterly Report on Form 10-QSB Under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Quarter Ended September 30, 1999, as filed with the Securities and Exchange Commission on November 15, 1999, SEC File #: 333-09089).

ITEM 2.           DESCRIPTION OF EXHIBITS


Exhibit
Number            Description of Exhibits
------            -----------------------

3.1               Amended and Restated Certificate of Incorporation (1)

3.2               By-laws, as amended (2)

4.1               Warrant to Purchase Common Stock of MCY.com, Inc. issued to U S West Internet
                  Ventures, Inc., December 31, 1999 (3)

10.1              License Agreement dated July 29, 1999 by and between Bernhard Fritsch and MCY
                  Music World, Inc. (3)

10.2              U S West Communications Services, Inc. and MCY Music World, Inc. Collaborative
                  Development Agreement effective as of December 31, 1999

10.3              Confidentiality and Non-Circumvention Agreement effective as of November 28, 1999

10.4              Employment Agreement made as of July 11, 1999 by and between MCY Music World,
                  Inc. and Bernhard Fristsch

10.5              Amendment to Employment Agreement made as of July 28, 1999 by and between MCY
                  Music World, Inc. and Bernhard Fritsch

10.6              Employment Agreement made as of July 11, 1999 by and between MCY Music World,
                  Inc. and Mitchell Lampert

10.7              Employment Agreement between MCY Music World, Inc. and Scott Citron dated as of
                  July 21, 1999

10.8              Employment Agreement between MCY Music World, Inc. and Ray Short dated as of
                  August __, 1999

10.9              Employment Agreement dated September 1, 1999 by and between MCY Music World,
                  Inc. and Thomas Noak

21.1              Subsidiaries of Registrant (3)

27.1              Financial Data Schedule (3)

99.1              Consolidated Financial Statements of MCY.com, Inc. as of July 31, 1999 and for the period from January
                  8, 1999 (inception) through July 31, 1999. (4)

99.2              Combined Financial Statements of the predecessor companies of MCY.com, Inc. as of and for the years ended December 31, 1996, 1997, 1998 and for the periods from January 1, 1999 through July 2, 1999 and
                  January 1, 1996 through July 2, 1999. (5)

99.3              MCY.com, Inc. Quarterly Report on Form 10-QSB Under Section 13 or 15(d) of the Securities Exchange Act
                  of 1934 for the Quarter Ended September 30, 1999. (6)
------------------

(1) Incorporated by reference from our current report on Form 8-K dated August 2, 1999 (date of earliest event reported), as filed with the Securities and Exchange Commission on August 17, 1999, SEC Filed #:
         333-09809.
(2) Incorporated by reference from Exhibit 3.3 to our registration statement on Form SB-2 as filed with the Securities Exchange Commission on August 9, 1996, SEC File #: 333-9809.
(3)      Filed herewith.
(4) Incorporated by reference from the MCY.com, Inc. Current Report on Form 8-K dated October 13, 1999, as filed with the Securities and Exchange Commission on October 15, 1999, SEC File #: 333-09809).
(5) Incorporated by reference from the MCY.com, Inc. Current Report on Form 8-K dated October 13, 1999, as filed with the Securities and Exchange Commission on October 15, 1999, SEC File #: 333-09809).
(6) Incorporated by reference from the MCY.com, Inc. MCY.com, Inc. Quarterly Report on Form 10-QSB Under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Quarter Ended September 30, 1999, as filed with the Securities and Exchange Commission on November 15, 1999, SEC File #: 333-09089).

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


DATE: January 24, 2000                         MCY.com, Inc.


                                               By: /s/ Bernhard Fritsch
                                                  ------------------------
                                               Name:    Bernhard Fritsch
                                               Title:   President


         Pursuant to the requirements of the Section 12 of the Securities and Exchange Act of 1934, as amended, this registration statement has been signed below by the following persons in the capacities indicated on the 24th day of January, 2000.


                        Signature                                  Title
                        ---------                                  -----


/s/ Bernhard Fritsch
-----------------------------                   Chairman  of the  Board  of  Directors,  Chief  Executive
Name:  Bernhard Fritsch                         Officer, President and Director


/s/ Lisa Short                                  Secretary
-----------------------------
Name: Lisa Short


/s/ Hubertus von Hesse                          Director
-----------------------------
Name: Hubertus von Hesse


/s/ Norbert Jahns                               Director
-----------------------------
Name: Norbert Jahns


